Exhibit 99.1

2019
Notice and Management Information Circular

Franco Nevada
The GOLD Investment that WORKS

CANADA
9999
9999
FINE GOLD 1 OZ OR PUR
OKLAHOMA
UNITED STATES OF AMERICA
.9995
PLATINUM
1 oz.
$100

Dear Shareholders:

March 20, 2019

We are proud to continue to showcase Franco-Nevada as the gold investment that works.  We were reborn as a public company with our IPO in late 2007.  Since then, our business model has created true shareholder value.  Over these more than 11 years, our shareholders have realized a compounded annual total return of over 17% outperforming by a wide margin both gold and all relevant gold equity benchmarks. In 2018, we increased dividends for the eleventh consecutive year and declared $178 million in dividends. Cumulative dividends have now exceeded $1 billion.  This speaks to the strength of our business model and the quality of our diversified portfolio. Our year-end market capitalization of over $13 billion ranks us among the largest gold companies in the world.

Our aspiration is to make Franco-Nevada the “go to” gold stock for all generalist investors. We believe that our emphasis on minimizing risk, paying dividends, maintaining a strong balance sheet and high governance standards is what generalist investors want. In a world confronted by political volatility and financial market instability, making Franco‑Nevada a lower-risk gold investment, with a dividend and leverage to gold, is the right strategy.

In early 2018, we increased our gold and silver exposure to the Cobre Panama project by investing an additional $356 million on top of our original $1 billion investment. Construction is almost complete and we expect Cobre Panama to start delivering gold and silver to Franco-Nevada in the next few months, joining Antamina, Candelaria and Antapaccay as the foundational assets underpinning Franco-Nevada’s revenues for decades to come.

As well in 2018, we continued to expand our U.S. oil & gas royalty portfolio. We invested $101 million to acquire royalties on the Delaware side of the Permian basin in Texas. We then entered into a strategic relationship with Oklahoma-based Continental Resources, Inc. to leverage their technical and title expertise to acquire royalties on their leases in the burgeoning STACK and SCOOP plays in Oklahoma. We invested $262 million of a $520 million commitment to this venture in 2018 and expect to invest the balance over the next three years.

Franco-Nevada operates with a small team of 34 highly-dedicated professionals. Our unique business model has kept our overheads low while we have experienced substantial growth in the number of our assets and revenues. Franco‑Nevada’s success is a reflection of the hard work of the team guided by an experienced and engaged board of directors. All of them have a material stake in the Company and act as owners.

We are focused on both Board renewal and management succession as noted in our management information circular. We are pleased to welcome Jennifer Maki as a nominee to the Board. As part of our succession planning Paul Brink was promoted to President & Chief Operating Officer.

To our shareholders, we thank you for your continuing support and investment with us.  Please consider the resolutions in this circular for our upcoming shareholders’ meeting.  We look forward to seeing many of you personally at our meeting on May 8th.

“Pierre Lassonde” “David Harquail” Chair of the Board Chief Executive Officer

Notice of Annual and Special Meeting of Shareholders

Annual and Special Meeting (the “Meeting”) of the shareholders of Franco-Nevada Corporation (the “Corporation”)

Date:	Wednesday, May 8, 2019

Time:	4:00 p.m. (Toronto time)

Place:	The TMX Broadcast Centre, The Exchange Tower 130 King Street West, Toronto, Ontario M5X 1J2

Items of Business:	✔	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2018, together with the auditors’ report thereon;

	✔	to elect the directors of the Corporation;

✔

to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

	✔	to consider and, if thought appropriate, pass, with or without variation, an advisory resolution on the Corporation’s approach to executive compensation; and

	✔	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The management information circular (the “Circular”) dated March 20, 2019 provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Notice and Access

The Corporation is using the notice and access procedure (“Notice and Access”) adopted by the Canadian Securities Administrators for the delivery of the Circular. Under Notice and Access, shareholders are still entitled to receive a form of proxy (or voting instruction form) enabling you to vote at the Meeting. However, instead of receiving paper copies of the Circular, shareholders receive this notice of meeting which contains information about how to access the Circular electronically. Notice and Access reduces costs and is more environmentally friendly as it reduces the printing and mailing of documents.

The Circular and form of proxy (or voting instruction form) provide additional information concerning the matters to be dealt with at the Meeting. Shareholders are reminded to review all information contained in the Circular prior to voting.

For more information about Notice and Access procedures, please call toll-free at 1-866-964-0492.

Websites Where Meeting Materials are Posted

The Circular is available on the following Notice and Access webhosting site by Computershare Investor Services Inc. (Canada): www.envisionreports.com/franco-nevada2019. The Circular is also available on the Corporation’s website, www.franco-nevada.com, under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

How to Obtain Paper Copies of Meeting Materials

All shareholders may request that paper copies of the Circular be sent to them by post delivery free of charge. Requests may be made up to one year from the date that the Circular is posted on the Corporation’s website. Prior to the Meeting, shareholders may request a paper copy of the Circular by calling the applicable toll-free number set out below and a copy will be mailed within three business days of receiving such request:

    For registered shareholders: 1-866-962-0498 within North America and 1-514-982-8716 from outside North America.  The 15 digit control number found on the proxy form will be required.

    For beneficial shareholders: 1-877-907-7643 within North America and 1-905-507-5450 from outside North America or you may electronically submit a request at www.proxyvote.com.  The 16 digit control number found on the voting instruction form will be required.

If a shareholder wishes to receive the Circular prior to the voting deadline as described below, the request should be made before 5:00 p.m. (Toronto time) on April 22, 2019.

After the Meeting, shareholders may request a paper copy of the Circular by calling 1-855-887-2243 within North America or emailing noticeandaccess@broadridge.com and a copy will be mailed within ten calendar days of receiving such request.

Voting

Shareholders are encouraged to vote. Registered shareholders as of the close of business on March 18, 2019 will be entitled to receive notice of, and vote at, the Meeting and any adjournment thereof.

Registered shareholders who are unable to be present at the Meeting in person, may vote their shares by proxy. Instructions on how to complete and return the proxy are provided with the form of proxy. To be valid, proxies must be deposited with Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 6, 2019 or on the second business day preceding the date of any adjournment of the Meeting.

Non-registered beneficial shareholders should follow the instructions of their intermediaries in order to vote their shares.

By order of the Board of Directors

“Lloyd Hong”

Chief Legal Officer & Corporate Secretary

Dated at Toronto, the 20th day of March, 2019.

PROXY INFORMATION – Q&A

This management information circular (this “Circular”) is furnished in connection with the solicitation by the management of Franco-Nevada Corporation (the “Corporation” or “Franco-Nevada”) of proxies to be used at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2 on Wednesday, May 8, 2019, at 4:00 p.m. (Toronto time), and at all adjournments thereof, for the purposes set forth in the notice of the Meeting that accompanies this Circular (the “Notice of Meeting”).

Who can vote?

The directors have fixed March 18, 2019 as the record date for the determination of shareholders entitled to receive notice of the Meeting. Shareholders of record on such date are entitled to vote at the Meeting.

Who is soliciting my proxy?

Management of the Corporation is soliciting your proxy. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or employees of the Corporation. Such persons will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting. The Corporation may pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and the Circular to beneficial owners of common shares and obtaining proxies therefor. The total cost of the solicitation will be borne directly by the Corporation.

Who votes my shares and can I appoint someone else?

The persons named in the enclosed form of proxy are officers or directors of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons specified in such form of proxy to attend and act on behalf of such shareholder at the Meeting. Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the manner set forth in the form of proxy.

A shareholder who has given a proxy may revoke it:

(i) by depositing an instrument in writing, including another completed form of proxy, executed by such shareholder or shareholder’s attorney authorized in writing either:

a. at the registered office of the Corporation at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof; or

b. with the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or

(ii) in any other manner permitted by law.

How will my shares be voted?

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions contained therein. If the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such specifications, such shares will be voted FOR each of the matters referred to herein.

How do I vote if I am not a registered shareholder?

The information set forth in this section is of significant importance to many holders of common shares, as a substantial number of shareholders do not hold common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of common

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shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those common shares will not be registered in the shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. More particularly, a person is a Beneficial Shareholder in respect of common shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary that the Beneficial Shareholder deals with in respect of the common shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) or the Depository Trust Company (“DTC”)), of which the intermediary is a participant. The vast majority of such shares are registered under the name of CDS or DTC, which act as nominee for many brokerage firms. Common shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific voting instructions, brokers and their nominees are prohibited from voting common shares held for Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person or that the common shares are duly registered in their name.

Applicable securities regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.

The majority of brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”). Broadridge supplies a voting instruction form (“VIF”) and asks Beneficial Shareholders to complete and return the VIF to Broadridge in accordance with the instructions set out in the VIF. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. The Corporation does intend to pay for an intermediary to deliver the proxy-related materials and related forms to Beneficial Shareholders.

Can I vote by phone or online?

Both our transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”) and Broadridge provide telephone voting and internet voting instructions on the form of proxy for registered shareholders and the VIF for Beneficial Shareholders, respectively.

What if I wish to attend and vote at the Meeting in person?

If you are a registered shareholder, please do not complete your form of proxy and instead register with the Transfer Agent when you arrive at the Meeting.

If you are a Beneficial Shareholder, and wish to attend the Meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the Meeting or any adjournment or postponement thereof, please follow the instructions contained in the VIF.

Notice and Access

This Circular is being sent to both registered shareholders and Beneficial Shareholders of our common shares using Notice and Access, the delivery procedures that allow the Corporation to send shareholders paper copies of a Notice of Meeting and form of proxy (or VIF) while providing shareholders access to electronic copies of the Circular over the internet or the option to receive paper copies of the Circular if they so request within the prescribed time periods. For more information, please refer to the Notice of Meeting delivered to you.

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MANAGEMENT INFORMATION CIRCULAR

Except where otherwise indicated, this Circular contains information as of the close of business on March 20, 2019.

Voting Securities and Principal Holders Thereof

As at March 20, 2019, there were 187,079,821 common shares of the Corporation issued and outstanding. Each common share has the right to one vote on each matter at the Meeting.

To the knowledge of the directors and officers of the Corporation, there are no persons or companies beneficially owning, or exercising control or direction over, directly or indirectly, 10% or more of the issued and outstanding common shares of the Corporation.

Interests of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed below, management of the Corporation is not aware of a material interest, direct or indirect, by way of beneficial ownership of common shares or otherwise, of any director or officer of the Corporation at any time since the beginning of the Corporation’s last financial year, of any proposed nominee for election as a director of the Corporation, or of any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

Reporting Currency

Please note that all dollar amounts reported in this Circular are reported in Canadian dollars and the symbol $ refers to the Canadian dollar, unless otherwise indicated.

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BUSINESS OF THE MEETING

Item 1 – Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2018 and the auditors’ report thereon will be placed before the shareholders at the Meeting. The audited consolidated financial statements are available from the Corporation upon request or they can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com.

Item 2 – Election of Directors

At the Meeting, it is proposed that nine directors be elected to the board of directors of the Corporation (the “Board”). Each director’s term of office will expire at the next annual meeting of shareholders of the Corporation or when his or her successor is duly elected or appointed, unless his or her term ends earlier in accordance with the articles or by-laws of the Corporation, he or she resigns from office or becomes disqualified to act as a director of the Corporation.

For further information on the director nominees, director compensation and our corporate governance practices, please refer to pages 6 to 29 of this Circular.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set forth below.

The Board has adopted a policy on majority voting. If, with respect to any particular nominee, such nominee is not elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election, then for purposes of the policy the nominee shall be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law. A person elected as a director who is considered under this test not to have received the support of the shareholders must immediately submit to the Board his or her resignation, to take effect upon acceptance by the Board. The Board will refer the resignation to the Compensation and Corporate Governance Committee (the “CCGC”) for consideration. A nominee who tenders a resignation pursuant to the policy will not participate in any meeting of the Board or the CCGC at which the resignation is considered. The Board will promptly accept the resignation unless the CCGC determines that there are exceptional circumstances (for example, relating to the composition of the Board or the voting results) that should delay the acceptance of the resignation or justify rejecting it. In any event, it is expected that the resignation will be accepted (or in rare cases rejected) and the Board will promptly announce its decision in a press release within 90 days of the meeting, including reasons for rejecting the resignation, if applicable. This policy does not apply to a contested meeting.

Item 3 – Appointment of Auditors

The auditors of the Corporation are PricewaterhouseCoopers LLP, who were first appointed as auditors of the Corporation on November 29, 2007.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditors.

Fees

For the years ended December 31, 2018 and 2017, PricewaterhouseCoopers LLP was paid fees in Canadian dollars from the Corporation as detailed below:

	Dec 31, 2018	Dec 31, 2017

Audit Fees	$ 979,600	$ 705,078

Audit-Related Fees	$ 51,450	$ 57,750

Tax Fees	$ 52,497	Nil

Other Fees	Nil	$ 15,750

Total Fees	$ 1,083,547	$ 778,578

Note

(1)	Fees are reported on an accrual basis for the relevant year and include out-of-pocket expenses and administrative fees.

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For the year ended December 31, 2018, “Audit-Related Fees” noted above included $43,575 and $7,875 for services related to: (i) the French translation of documents, and (ii) accounting assistance, respectively. For the year ended December 31, 2017, “Audit-Related Fees” noted above related to the French translation of documents, and “Other Fees” related to ESTMA reporting.

Policies and Procedures Regarding Services Provided by External Auditors

The Board, upon the recommendation of the Audit and Risk Committee (“ARC”), has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services: (a) bookkeeping or other services related to the accounting records or financial statements; (b) financial information systems design and implementation; (c) appraisal or valuation services, fairness opinions, or contribution-in-kind reports; (d) actuarial services; (e) internal audit outsourcing services; (f) management functions or human resources services; (g) corporate finance or other services; (h) broker-dealer, investment advisor or investment banking services; (i) legal services; and (j) any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any of the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

Item 4 – “Say-on-Pay” Advisory Resolution

Shareholders of the Corporation are being given the opportunity to vote on an advisory basis “for” or “against” the Corporation’s approach to executive compensation through the following resolution (the “Say-on-Pay Advisory Resolution”):

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the board of directors of the Corporation, the shareholders accept the approach to executive compensation as disclosed in the Corporation’s management information circular dated March 20, 2019.

The Board recommends to shareholders of the Corporation that they vote FOR the Say-on-Pay Advisory Resolution. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be voted against the Say-on-Pay Advisory Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Say-on-Pay Advisory Resolution.

Since the vote is advisory, it will not be binding on the Board or the CCGC. However, the Board and, in particular, the CCGC, will consider the outcome of the vote as part of its ongoing review of executive compensation. The Corporation’s approach to executive compensation was accepted at the previous shareholder meeting in 2018. This advisory vote indicated “for” 115,803,864 (94.48%) and “against” 6,770,754 (5.52%). For further information on the Corporation’s approach to executive compensation, please refer to pages 30 to 52 of this Circular.

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DIRECTOR INFORMATION

Nominee Information

The following table sets forth for each of the persons proposed to be nominated for election as directors their name, age, city, province/state, and country of residence; their principal occupations or employment; a brief biographical description; the date on which they became directors of the Corporation; their independence; their memberships on the ARC or CCGC, as applicable; their attendance at Board meetings; their attendance at ARC and CCGC meetings, as applicable; the number of common shares of the Corporation beneficially owned or over which control or direction is exercised, directly or indirectly; the number of stock options held; the number of deferred share units (“DSUs”) or restricted share units (“RSUs”) held; the “at-risk” values thereof; their voting results at previous shareholder meetings; and current other board and committee memberships (including interlocks), all as at March 20, 2019.

For additional information regarding compensation, options and minimum ownership requirements, please see “Director Compensation” in this section.

Pierre Lassonde(1)

Pierre Lassonde is the independent Chair of the Board. In this capacity, Mr. Lassonde provides leadership to the Board of Directors in discharging their duties but is not involved in the day-to-day operations of the Corporation. For further details, please see “Statement of Governance Practices – Chair of the Board”. Mr. Lassonde formerly served as President of Newmont Mining Corporation (“Newmont”) from 2002 to 2006 and as a director and Vice-Chair of Newmont until November 30, 2007. Previously, Mr. Lassonde served as a director and President (1982 to 2002) and Co-CEO (1999 to 2002) of Franco-Nevada Mining Corporation Limited (“Old Franco-Nevada”). Mr. Lassonde also served as President and CEO of Euro-Nevada Mining Corporation Limited from 1985 to 1999, prior to its amalgamation with Old Franco-Nevada. Mr. Lassonde served as a director of Normandy Mining Limited from 2001 to 2002 and of New Gold Inc. from 2008 to 2016.  Mr. Lassonde is past Chair and a past director of the World Gold Council, past Chair of the Quebec National Art Museum and a director of Enghouse Systems Limited. Mr. Lassonde received his Chartered Financial Analyst designation from the CFA Institute in 1984, a P. Eng (Association of Professional Engineers of Ontario) in 1976, a Master of Business Administration from the University of Utah in 1973, a B.Sc. (Electrical Engineering) from Ecole Polytechnique in 1971 and a B.A. from Seminaire de St. Hyacinthe/Université de Montréal in 1967. Mr. Lassonde was appointed a Member of the Order of Canada in 2002, was inducted into the Canadian Mining Hall of Fame in 2013, was appointed Chair of the Canadian Council for the Arts in July 2015 and was awarded the Mining and Metallurgical Society of America’s (the “MMSA”) gold medal in February 2019, the highest honor awarded by the MMSA.

Toronto, Ontario, Canada	Securities Held
Director Since: Nov 12, 2007			At-Risk Value of		At-Risk Value of
Age: 71	Common		Common Shares and		Common Shares,
	Shares(2)	DSUs(3)	DSUs(4)	Options(5)	DSUs and Options(6)
	1,999,247	11,991	C$197,805,257	Nil	C$197,805,257
Board and Committee Positions			Membership and Attendance
Independent Member of the Board (Chair)			Board Meetings Attended 2018: 5 of 5 - 100%
Committee Memberships: None			Mr. Lassonde regularly attends meetings of the committees of which he is not a member.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2018			119,072,795	(97.14%)	3,500,818	(2.86%)
2017			81,938,822	(97.33%)	2,245,884	(2.67%)
Current Other Public Board Memberships			Current Other Committee Memberships
Enghouse Systems Limited			Compensation Committee (Chair)

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(1)
David Harquail(1)

David Harquail is Chief Executive Officer and is a director of Franco-Nevada. He is Chair of the World Gold Council and serves as a director of the Bank of Montreal. He served in senior executive roles at Newmont from 2002-2007. Prior to the acquisition by Newmont of Old Franco-Nevada in 2002, Mr. Harquail was with Old Franco-Nevada for a period of 15 years with the final position of Senior Vice President responsible for the metals royalty division and corporate development.  He has also held roles as President and CEO of Redstone Resources Inc., as a director of Inco Limited, Echo Bay Mines Limited, Kinross Gold Corporation and the Prospectors and Developers Association of Canada and as a task force advisor to the Toronto Stock Exchange. Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, an MBA from McGill University and is a registered Professional Engineer in Ontario.  He is also a major benefactor of the School of Earth Sciences and its Mineral Exploration Research Centre (MERC) at Laurentian University in Sudbury as well as the Centre for Neuromodulation at Sunnybrook Health Sciences in Toronto.

Toronto, Ontario, Canada	Securities Held
Director Since: Nov 13, 2007			At-Risk Value of		At-Risk Value of
Age: 62	Common		Common Shares and		Common Shares,
	Shares(2)	RSUs(7)	RSUs(4)	Options(5)	RSUs and Options(6)
	1,092,921	44,594	Aggregate of C$107,488,780 (1,092,921 Common Shares) and C$2,658,007 (27,026 Performance-based RSUs) and C$1,727,813 (17,568 Time-based RSUs)	128,112	C$113,569,637
Board and Committee Positions			Membership and Attendance
Non-Independent Member of the Board (CEO)			Board Meetings Attended 2018: 5 of 5 - 100%
Committee Memberships: None			Mr. Harquail regularly attends meetings of the committees of which he is not a member.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2018			122,335,975	(99.81%)	237,638	(0.19%)
2017			83,993,055	(99.77%)	191,651	(0.23%)
Current Other Public Board Memberships			Current Other Committee Memberships
Bank of Montreal			Audit and Conduct Review Committee

Tom Albanese(1)

Tom Albanese is a director of Franco-Nevada. He served as CEO of Vedanta Resources plc (2014 to 2017), CEO of Vedanta Limited (2014 to 2017) and was CEO of Rio Tinto plc (2007 to 2013). Mr. Albanese is the lead independent director of Nevada Copper Corp. and previously served on the boards of Vedanta Resources plc, Vedanta Limited, Rio Tinto plc, Ivanhoe Mines Limited, Palabora Mining Company and Turquoise Hill Resources Limited. Mr. Albanese holds a Master’s of Science degree in Mining Engineering and a Bachelor of Science degree in Mineral Economics both from the University of Alaska Fairbanks.

Hillsborough, NJ, USA	Securities Held
Director Since: Aug 8, 2013			At-Risk Value of		At-Risk Value of
Age: 61	Common		Common Shares and		Common Shares,
	Shares(2)	DSUs(3)	DSUs(4)	Options(5)	DSUs and Options(6)
	11,235	9,017	C$1,991,784	75,000	C$5,905,284
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2018: 5 of 5 - 100%
Committee Memberships: ARC			ARC Meetings Attended 2018: 4 of 4 - 100%
Mr. Albanese regularly attends CCGC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2018			122,396,793	(98.96%)	176,820	(0.14%)
2017			83,308,321	(98.96%)	876,385	(1.04%)
Current Other Public Board Memberships			Current Other Committee Memberships
Nevada Copper Corp.			Compensation Committee Health Safety Environment and Technical Committee (Chair)

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(1)
Derek W. Evans(1)

Derek Evans is President & CEO of MEG Energy Corp. (a Canadian oil sands company) and is a director of Franco-Nevada. He served as President and CEO and a director of Pengrowth Energy Corporation (an oil and natural gas company) from 2009 until March 15, 2018. From May to September 2009, Mr. Evans was President and Chief Operating Officer of Pengrowth Energy Trust. Mr. Evans served as President and CEO of Focus Energy Trust from May 2002 until March 2008. Mr. Evans has over 30 years of experience in a variety of operational and senior management positions in the oil and gas business in Western Canada. Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta. Mr. Evans is also a member of the Institute of Corporate Directors.

Calgary, Alberta, Canada	Securities Held
Director Since: Aug 8, 2008			At-Risk Value of		At-Risk Value of
Age: 62	Common		Common Shares and		Common Shares,
	Shares(2)	DSUs(3)	DSUs(4)	Options(5)	DSUs and Options(6)
	14,334	16,804	C$3,062,422	Nil	C$3,062,422
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2018: 5 of 5 - 100%
Committee Memberships: ARC			ARC Meetings Attended 2018: 4 of 4 - 100%
Mr. Evans regularly attends CCGC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2018			122,324,134	(99.80%)	249,479	(0.20%)
2017			84,000,366	(99.78%)	184,340	(0.22%)
Current Other Public Board Memberships			Current Other Committee Memberships
MEG Energy Corp.			None

Catharine Farrow(1)

Catharine Farrow is a Professional Geoscientist (APGO) with more than 25 years of mining industry experience. She currently serves as a Director of Franco-Nevada and Chair of the Board of Exiro Minerals Corp. She is President of FarExGeoMine Ltd. (her private consulting company), is an Advisory Board Member of Behr Technologies Inc., is Chair of the Advisory Board of the Mineral Exploration Research Centre, Harquail School of Earth Sciences, Laurentian University, is a member of Laurentian’s Goodman School of Mines Advisory Board, and has been an Adjunct Professor at Laurentian since 1995. From 2012 to 2017 she was Founding CEO, Director and Co-Founder of TMAC Resources Inc., the first producing gold miner with operations in Kitikmeot Region, Nunavut, in Canada’s High Arctic. Before TMAC, Catharine was Chief Operating Officer of KGHM International (formerly Quadra FNX Mining Ltd.). Previously at Quadra FNX and FNX Mining Company Inc. she held multiple senior executive roles in a wide range of disciplines including operations, technical services, corporate development and exploration. Before FNX, Catharine was with both Inco Ltd. and the Ontario Geological Survey. Catharine has served on the Board of a number of not-for-profit and government Advisory Boards including the PDAC and the Canadian Breast Cancer Foundation – Ontario Region, and is currently a Program Director of the Osgoode Mining Law Program. She has been honoured as one of the 100 Global Inspirational Women in Mining (2015 and 2018) and is a past recipient of the William Harvey Gross Medal of the Geological Association of Canada (2000). Catharine obtained her BSc (Hons) from Mount Allison University, her MSc from Acadia University and her PhD from Carleton University.

Toronto, Ontario, Canada	Securities Held
Director Since: May 6, 2015			At-Risk Value of		At-Risk Value of
Age: 54	Common		Common Shares and		Common Shares,
	Shares(2)	DSUs(3)	DSUs(4)	Options(5)	DSUs and Options(6)
	301	9,184	C$932,850	65,000	C$3,512,050
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2018: 5 of 5 - 100%
Committee Memberships: CCGC			CCGC Meetings Attended 2018: 5 of 5 - 100%
Dr. Farrow regularly attends ARC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2018			121,318,274	(98.98%)	1,255,339	(1.02%)
2017			83,622,349	(99.33%)	562,357	(0.67%)
Current Other Public Board Memberships			Current Other Committee Memberships
None			None

8

(1)
Louis Gignac(1)

Louis Gignac is Chair of G Mining Services Inc. (a private consultancy) and is a director of Franco-Nevada. Mr. Gignac previously served as President, CEO and a director of Cambior Inc. from its creation in 1986 until its acquisition by IAMGOLD Corporation in 2006. Mr. Gignac previously held management positions with Falconbridge Copper Company and Exxon Minerals Company and has served as a director of several companies including Domtar Corporation, St Andrew Goldfields Ltd., Marengo Mining Limited and Gaz Métro Inc. Mr. Gignac also served as a professor in mining engineering at Laval University from 1979 to 1981.  Mr. Gignac is a member of the Ordre des ingénieurs du Québec. Mr. Gignac holds a Doctorate of Engineering in Mining Engineering from the University of Missouri Rolla, a Master’s degree in Mineral Engineering from the University of Minnesota, and a Bachelor of Science degree in Mining Engineering from Laval University. Mr. Gignac was inducted into the Canadian Mining Hall of Fame in 2016.

Brossard, Québec, Canada	Securities Held
Director Since: Nov 12, 2007			At-Risk Value of		At-Risk Value of
Age: 68	Common		Common Shares and		Common Shares,
	Shares(2)	DSUs(3)	DSUs(4)	Options(5)	DSUs and Options(6)
	10,000	12,895	C$2,251,723	Nil	C$2,251,723
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2018: 5 of 5 - 100%
Committee Memberships: CCGC			CCGC Meetings Attended 2018: 5 of 5 - 100%
Mr. Gignac regularly attends ARC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2018			121,701,669	(99.29%)	871,944	(0.71%)
2017			83,671,419	(99.39%)	513,287	(0.61%)
Current Other Public Board Memberships			Current Other Committee Memberships
None			None

Jennifer Maki(1)

Jennifer Maki is a first-time nominee to the Board of Franco-Nevada.  She served as Chief Executive Officer of Vale Canada and Executive Director of Vale Base Metals (2014 to 2017) and previously held several other positions with Vale Base Metals, including Chief Financial Officer & Executive Vice-President and Vice-President & Treasurer, and with Inco Limited as Assistant Controller. Ms. Maki participated actively in managing Vale's Base Metals businesses outside Canada as a member of the Board of Commissioners (2007 to 2017) of PT Vale Indonesia Tbk, serving as its President Commissioner (2014 to 2017), and as a director of Vale Nouvelle-Caledonie SAS. She was also a member of Vale’s Global Pension Committee and Chair of Vale’s Canadian Pension Committee. Before joining Vale/Inco, she worked at PricewaterhouseCoopers LLP for 10 years in roles of increasing responsibility.  She has also been a director of Next Generation Manufacturing Canada (a not-for-profit organization) since September 2018. From 2013 to 2014, Ms. Maki served on the Board of Ronald McDonald House Toronto, which provides a home away from home for seriously ill children and their families. Ms. Maki has a Bachelor of Commerce degree from Queen’s University and a postgraduate diploma from the Institute of Chartered Accountants, both in Ontario, Canada.

Toronto, Ontario, Canada	Securities Held
Director Since: First-time nominee			At-Risk Value of		At-Risk Value of
Age: 49	Common		Common Shares and		Common Shares,
	Shares(2)	DSUs(3)	DSUs(4)	Options(5)	DSUs and Options(6)
	Nil	Nil	N/A	Nil	N/A
Board and Committee Positions			Membership and Attendance
N/A			N/A

Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2018				N/A	N/A
2017				N/A	N/A
Current Other Public Board Memberships			Current Other Committee Memberships
None			None

9

(1)
Randall Oliphant(1)

Randall Oliphant has worked in natural resources in many capacities for over 30 years.  From 1999 to 2003, Mr. Oliphant was the President and Chief Executive Officer of Barrick Gold Corporation, and since that time he has served on the boards of numerous public companies and not-for-profit organizations. Mr. Oliphant was the Chairman of Western Goldfields Inc. from 2006 until its business combination with New Gold in 2009. Mr. Oliphant served as the Executive Chairman of New Gold from the time of the business combination to January 2017. Mr. Oliphant presently serves on the advisory board of Metalmark Capital LLC, a leading private equity firm, and the board of directors of Franco-Nevada Corporation. In addition, Mr. Oliphant served as Chairman of the World Gold Council from 2013 to 2017. Mr. Oliphant is a CPA, CA and was granted the designation of FCPA in 2016 in recognition of his outstanding contribution to his profession.

Toronto, Ontario, Canada	Securities Held
Director Since: Nov 12, 2007			At-Risk Value of		At-Risk Value of
Age: 59	Common		Common Shares and		Common Shares,
	Shares(2)	DSUs(3)	DSUs(4)	Options(5)	DSUs and Options(6)
	75,000	7,156	C$8,080,043	Nil	C$8,080,043
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2018: 5 of 5 - 100%
Committee Memberships: ARC (Chair)			ARC Meetings Attended 2018: 4 of 4 - 100%
Mr. Oliphant regularly attends CCGC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2018			121,945,950	(99.49%)	627,664	(0.51%)
2017			82,680,963	(98.21%)	1,503,743	(1.79%)
Current Other Public Board Memberships			Current Other Committee Memberships
None			None

Hon. David R. Peterson(1)

David Peterson is Chairman Emeritus at the law firm Cassels Brock & Blackwell LLP and is a director of Franco-Nevada. He was the Premier of the Province of Ontario from 1985 to 1990. He was the founding Chair of the Toronto Raptors of the National Basketball Association and was the Chair of the successful Toronto Bid for the 2015 Pan Am Games and was the Chair of the 2015 Pan American and Parapan American Games Organizing Committee. Mr. Peterson also serves as a director of Rogers Communications Inc. Mr. Peterson is Chancellor Emeritus of the University of Toronto and a director of St. Michael’s Hospital Foundation. Mr. Peterson holds an LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980 and summoned by Her Majesty to the Privy Council in 1992.

Toronto, Ontario, Canada	Securities Held
Director Since: Nov 12, 2007			At-Risk Value of		At-Risk Value of
Age: 75	Common		Common Shares and		Common Shares,
	Shares (2)	DSUs(3)	DSUs(4)	Options(5)	DSUs and Options(6)
	15,621	19,246	C$3,429,169	Nil	C$3,429,169
Board and Committee Positions			Membership and Attendance
Independent Member of the Board			Board Meetings Attended 2018: 5 of 5 - 100%
Committee Memberships: CCGC (Chair)			CCGC Meetings Attended 2018: 5 of 5 - 100%
Mr. Peterson regularly attends ARC meetings.
Annual and Special Meeting Voting Results			Votes in Favour		Votes Withheld
2018			117,249,808	(95.66%)	5,323,806	(4.34%)
2017			81,970,991	(97.37%)	2,213,715	(2.63%)
Current Other Public Board Memberships			Current Other Committee Memberships
Rogers Communications Inc.			Pension and Nominating Committee

Notes

(1)

Additional information is provided in the “Statement of Governance Practices – Nomination of Directors” section of this Circular, which contains a “skills matrix” highlighting individual director skills.

(2)

The information as to the number of common shares of the Corporation and any of its subsidiaries beneficially owned, or over which control or direction is exercised, directly or indirectly, by each proposed director, including those which are not registered in the name of such director and not being within the knowledge of the Corporation, has been furnished by the respective director.

(3)

Non-employee directors are eligible to participate in the Corporation’s deferred share unit plan to receive DSUs. The CEO, as an employee director, is eligible to participate in the Corporation’s share compensation plan to receive RSUs. For additional information regarding these plans, please see “Deferred Share Unit Plan” in this section and “Other Information – 2018 Share Compensation Plan Summary”. Fractional DSUs have been rounded.

(4)	Calculated as of March 20, 2019 using the closing price of the common shares on the TSX of C$98.35 per share.
(5)	For additional information regarding options held by directors, please see “Director Compensation” below.
(6)	Calculated as of March 20, 2019 using the closing price of the common shares on the TSX of C$98.35 per share, less the applicable exercise price for options.
(7)	Comprised of 27,026 performance-based RSUs and 17,568 time-based RSUs. See “Statement of Executive Compensation”.

10

Securities laws require the Corporation to disclose whether a proposed director has within the past 10 years: (i) been a director or an executive officer of a company that has been subject to a cease trade or other order or become bankrupt; (ii) been bankrupt; (iii) been subject to any penalties or sanctions relating to securities legislation or entered into a settlement agreement with a securities regulatory authority; and (iv) been subject to any other penalties or sanctions that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director. To the Corporation’s knowledge (based on information furnished by the proposed directors), no disclosure is required in respect of the proposed directors, other than as follows:

Derek Evans was a director (until his resignation in January 2016) of a private oil and gas company that sought protection under the Companies’ Creditors Arrangement Act (Canada) in May 2016.

Under a settlement agreement dated November 30, 2017, Louis Gignac, a director of the Corporation, resolved concerns of the Authorité des marches financiers (“AMF”) regarding a trade in shares of another issuer made in 2015. The AMF and Mr. Gignac agreed in the settlement agreement that Mr. Gignac traded shares in error while in possession of privileged information, as defined in the Securities Act (Quebec) (the “Quebec Act”). The AMF and Mr. Gignac agreed that Mr. Gignac self-reported his trading to the AMF, fully cooperated with the AMF and that Mr. Gignac had no intention of trading with privileged information. Mr. Gignac agreed to pay an administrative fine of $94,369 under section 204 of the Quebec Act to fully resolve the matter.

Other Disclosed Matters

On October 17, 2017, the U.S. Securities and Exchange Commission (the “SEC”) filed civil charges against each of Rio Tinto plc, Tom Albanese and the former CFO of Rio Tinto plc, alleging, among other things, violations of the anti-fraud, reporting, books and records and internal control provisions of U.S. federal securities laws in connection with conduct at Rio Tinto plc and certain of its subsidiaries while Mr. Albanese was the CEO of Rio Tinto plc and prior to his becoming a director of the Corporation.  On March 2, 2018, the Australian Securities and Investments Commission (“ASIC”) commenced proceedings in the Federal Court of Australia against each of Rio Tinto Limited, Tom Albanese and the former CFO of Rio Tinto Limited relating to statements which ASIC alleges were misleading contained in the annual report of Rio Tinto Limited for 2011.

The Corporation is aware of the allegations and will continue to monitor the progress of the situation.

11

Director Compensation

Director Compensation Table

The following table (presented in accordance with Form 51‑102F6 – Statement of Executive Compensation (“Form 51‑102F6”) under National Instrument 51‑102 – Continuous Disclosure Obligations) sets forth in Canadian dollars all amounts of compensation earned by the non-executive directors for the Corporation’s most recently completed financial year.

Director Compensation Table
(in C$)

Name	Fees	Share-	Option-	Non-equity	All other	Total
	earned(1)	based	based	incentive	compensation(3)
		awards(2)	awards	plan
				compensation

Pierre Lassonde	$135,000	$193,046	Nil	Nil	$3,000	$331,046

Tom Albanese	$45,000	$188,969	Nil	Nil	$12,000	$245,969

Derek Evans	$45,000	$198,635	Nil	Nil	$9,000	$252,635

Graham Farquharson(4)	$16,071	$68,837	Nil	Nil	Nil	$84,908

Catharine Farrow	$45,000	$189,177	Nil	Nil	$3,000	$237,177

Louis Gignac	$45,000	$193,976	Nil	Nil	$9,000	$247,976

Randall Oliphant	$70,000	$187,046	Nil	Nil	$3,000	$260,046

David Peterson	$60,000	$201,537	Nil	Nil	$3,000	$264,537

Notes

(1)

For a breakdown of fees paid in cash versus fees credited in DSUs, see the chart under “Deferred Share Unit Plan” below. Fees paid or payable to the directors were payable in Canadian dollars. The annual retainer paid to each director is $45,000 per year. Messrs. Lassonde, Oliphant and Peterson are also paid additional retainers for serving as the Chair of the Board, the Chair of the ARC and the Chair of the CCGC, respectively. The additional retainers for the Chair of the Board, the Chair of the ARC and the Chair of the CCGC were $90,000 per year, $25,000 per year and $15,000 per year, respectively. See “Discussion of Director Compensation Table” below.

(2)	Represents the grant date fair value of the: (1) dividend equivalents credited under the DSU Plan and (2) 2,000 DSUs credited to each director. See “Discussion of Director Compensation Table” below.
(3)

Includes travel fees for out-of-town directors and for directors travelling to out-of-town meetings, as applicable, of $1,500 per day to a maximum of two days per meeting. Reimbursement to each of the directors for other expenses and fees was made during the year. These reimbursements were not considered perquisites, as they were integrally and directly related to the performance of each director’s duties.

(4)	Mr. Farquharson did not stand for re-election at the 2018 meeting of the Corporation. The figures reported in the table reflect amounts received by Mr. Farquharson up to his last day of service.

Discussion of Director Compensation Table

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the Board’s fee structure, the Corporation’s deferred share unit plan, and directors’ equity investment requirements.

Board Fees

The components of director compensation are as follows:

    an annual retainer (the “Annual Retainer”) of C$45,000;

    an additional retainer to the Chair of the Board, the Chair of the ARC and the Chair of the CCGC of C$90,000, C$25,000 and C$15,000, respectively;

    the grant of 2,000 DSUs per year payable on a quarterly basis in arrears to each director which vest on the grant date (the “Annual DSU Grant”); and

    the payment of travel fees (for out-of-town directors) of C$1,500 per day to a maximum of two days per meeting.

12

Directors are also reimbursed for out-of-pocket expenses for attending Board and committee meetings and in respect of other activities relating to Board service, which include contributing significant additional time and expertise to management for which directors receive no additional compensation.  No director compensation is paid to directors who are members of management of the Corporation.

Deferred Share Unit Plan

Effective March 26, 2008, the Board adopted a deferred share unit plan (the “DSU Plan”), which permits directors who are not salaried officers or employees of the Corporation or a related corporation (referred to as “Eligible Directors”) to defer receipt of all or a portion of their Board fees until termination of Board service. The DSU Plan also provides the Board with the flexibility to award deferred share units (“DSUs”) to Eligible Directors as another form of compensation. Only Eligible Directors are permitted to participate in the DSU Plan which is administered by the CCGC.

With respect to conversion of Board fees into DSUs (“Conversion DSUs”), each Eligible Director may elect to be paid a minimum of 20% up to a maximum of 100%, (in 10% increments), of Board fees in the form of Conversion DSUs in lieu of being paid such fees in cash. On the date on which Board fees are payable (on a quarterly basis), the number of Conversion DSUs to be credited to a participating Eligible Director (a “Participant”) is determined by dividing an amount equal to the designated percentage of the Board fees that the Participant has elected to have credited in Conversion DSUs on that fee payment date, by the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on that fee payment date.

The DSU Plan also permits the CCGC to award DSUs to directors as additional compensation. Under the DSU Plan, the CCGC is authorized to determine when these DSUs will be awarded, the number of DSUs to be awarded, the vesting criteria for each award of these DSUs, if any, and all other terms and conditions of each award. Unless the CCGC determines otherwise (as was done for the Annual DSU Grant as these DSUs are issued in arrears for services rendered), the DSUs awarded under the DSU Plan will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The CCGC may consider alternatives for vesting criteria related to the Corporation’s performance and has the flexibility under the DSU Plan to apply such vesting criteria to particular awards of DSUs. The DSU Plan also provides that: (i) where a Participant’s termination of Board service is as a result of death, all unvested DSUs will vest effective on the date of death; and (ii) in a change of control context, all unvested DSUs will vest immediately prior to the change of control.

When dividends are declared by the Corporation, a Participant is also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the Participant holds on the record date for the payment of a dividend.

A Participant is permitted to redeem his or her vested DSUs only following termination of Board service by way of retirement, non-re-election as a director, resignation or death. A Participant (or, in the case of death of the Participant, the Participant’s legal representative) will be entitled, by giving written notice to the Corporation, provided the Participant is not at that time a salaried officer or an employee of the Corporation or a related corporation, to redeem, on one or more dates specified by the Participant (or the Participant’s legal representative, as the case may be) occurring on or after the date of such notice, which date(s) shall not, in any event, be prior to the tenth trading day following the release of the Corporation’s quarterly or annual financial results immediately following the Participant’s termination of Board service and shall not be later than December 1st of the first calendar year commencing after the time of such termination of Board service, all or a portion of the vested DSUs. If the Participant (or the Participant’s legal representative, as the case may be) fails to provide written notice to the Corporation in respect of the redemption of all or any portion of the Participant’s vested DSUs, the Participant (or the Participant’s legal representative, as the case may be) will be deemed to have elected to redeem all vested DSUs on December 1st of the calendar year commencing after the date of termination of Board service of the Participant. The DSU Plan has more specific restrictions on redemptions for U.S. Participants.

Upon redemption of DSUs, the Corporation will pay to the Participant a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by a calculation of the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on the redemption date, net of any applicable deductions and withholdings. The DSU Plan does not entitle any Participant to acquire common shares of the Corporation nor does it allow for the issuance of common shares of the Corporation from treasury.

13

The following table outlines the breakdown of fees paid in cash versus fees credited in DSUs during the year ended December 31, 2018 and the total DSUs accumulated during the year ended December 31, 2018.

Director Fees/DSUs Breakdown
(in C$)

Name	Fees	DSU	Total fees	Total fees	Total fees	Number of	Dividend	Grant of	Total
	earned(1)	election	paid in	accrued in	credited in	DSUs(3)	equivalents(3)	DSUs(4)	number of
		percentage	cash	cash(2)	DSUs				DSUs(3)

Pierre Lassonde	$ 135,000	0%	$101,250	$33,750	Nil	Nil	149	2,000	2,149

Tom Albanese	$ 45,000	100%	Nil	Nil	$45,000	503	103	2,000	2,606

Derek Evans	$ 45,000	100%	Nil	Nil	$45,000	503	211	2,000	2,714

Graham Farquharson(5)	$ 16,071	100%	Nil	Nil	$16,071	176	48	714	938

Catharine Farrow	$ 45,000	100%	Nil	Nil	$45,000	503	105	2,000	2,608

Louis Gignac	$ 45,000	50%	$16,875	$5,625	$22,500	251	159	2,000	2,410

Randall Oliphant	$ 70,000	0%	$52,500	$17,500	Nil	Nil	82	2,000	2,082

David Peterson	$ 60,000	100%	Nil	Nil	$60,000	670	243	2,000	2,913

Notes

(1)	Fees paid or payable to the directors were payable in Canadian dollars.
(2)	Represents cash fees payable for the fourth quarter of 2018 which were paid in 2019.
(3)	Fractional DSUs have been rounded.
(4)	Represents the Annual DSU Grant.
(5)	Mr. Farquharson did not stand for re-election at the 2018 meeting of the Corporation. The figures reported in the table reflect amounts received by Mr. Farquharson up to his last day of service.

Directors’ Equity Investment Requirements

With a view to aligning the interests of directors with those of shareholders, each director that is not a salaried officer or employee of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to three times the Annual Retainer in the form of common shares of the Corporation and/or DSUs held pursuant to the DSU Plan. Each director has a period of three years from the date of his/her first election by shareholders or appointment by the Board, as applicable, to satisfy the minimum equity investment requirement.

Under the Equity Ownership Policy for Directors, if a director has not achieved the minimum equity investment at the time of any options being exercised by the director, he or she shall be required to continue to hold at least 50% or such lesser number of common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements.

14

The value of the equity investment of a director at any time will be based on the current market value of the common shares and of the DSUs under the DSU Plan. Based on the Annual Retainer for fiscal 2018, the minimum equity investment is $135,000.  The following table summarizes equity investment in the Corporation by the directors as at March 20, 2019.

Name	Equity Ownership		Equity Ownership		Net Changes in		Value of Equity Investment	Additional Required
	March 20, 2019		as at March 22, 2018		Equity Ownership		at March 20, 2019(2)	Investment

	Common	DSUs	Common	DSUs	Common	DSUs(1)	(in C$)
	Shares		Shares		Shares

Pierre Lassonde	1,999,247	11,991	1,999,247	9,842	Nil	2,149	$197,805,257	Nil

Tom Albanese	11,235	9,017	11,235	6,411	Nil	2,606	$1,991,784	Nil

Derek Evans	14,334	16,804	14,054	14,090	280	2,714	$3,062,422	Nil

Catharine Farrow	301	9,184	Nil	6,576	301	2,608	$932,850	Nil

Louis Gignac	10,000	12,895	10,000	10,485	Nil	2,410	$2,251,723	Nil

Randall Oliphant	75,000	7,156	75,000	5,074	Nil	2,082	$8,080,043	Nil

David Peterson	15,621	19,246	15,401	16,333	220	2,913	$3,429,169	Nil

Notes

(1)	Fractional DSUs have been rounded.
(2)	Based on the closing price of the common shares on the TSX on March 20, 2019, which was C$98.35 per share.

Other Information

There were no repricings during the financial year ended December 31, 2018. Other than the DSU Plan, the Corporation did not have any other share-based or option-based award programs for non-executive directors in place during the financial year ended December 31, 2018. No awards of DSUs other than Conversion DSUs and the Annual DSU Grant were made under the DSU Plan during the financial year ended December 31, 2018.

15

Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table (presented in accordance with Form 51‑102F6) sets forth for each non-executive director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

Name	Option-based Awards				Share-based Awards

	Number of	Option	Option	Value of	Number of	Market or	Market or
	securities	exercise	expiration	unexercised	shares or	payout value of	payout value of
	underlying	price	date	in-the-money	units of	share-based	vested
	unexercised	(in C$)		options(2)	shares	awards	share-based
	options(1)			(in C$)	that	that	awards
					have not	have not	not paid out or
					vested(3)	vested	distributed(4)
						(in C$)	(in C$)

Pierre Lassonde	Nil	–	–	Nil	Nil	Nil	$1,147,916

Tom Albanese	75,000	$46.17	Aug 19, 2023	$3,717,000	Nil	Nil	$863,204

Derek Evans	Nil	–	–	Nil	Nil	Nil	$1,608,650

Catharine Farrow	65,000	$58.67	Aug 20, 2025	$2,408,900	Nil	Nil	$879,163

Louis Gignac	Nil	–	–	Nil	Nil	Nil	$1,234,413

Randall Oliphant	Nil	–	–	Nil	Nil	Nil	$685,037

David Peterson	Nil	–	–	Nil	Nil	Nil	$1,842,385

Notes

(1)

Options vest over a three-year period in equal thirds commencing on the first anniversary of the grant date and have a 10‑year term. Grant dates coincide with the date 10 years prior to the option expiration date.

(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2018, which was C$95.73 per share, less the exercise price of the option.
(3)

All dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants since inception of the DSU Plan are vested, but under the terms of the DSU Plan cannot be paid out until redeemed by the Participant following termination of Board service. Conversion DSUs do not represent additional compensation or additional share-based awards as they are fees that directors have elected to be paid in the form of Conversion DSUs in lieu of cash and no shares are ever issued. The inclusion of Conversion DSUs in the table above is for informational purposes.

(4)

The market or payout value was calculated using the closing price of the common shares on the TSX on December 31, 2018, which was C$95.73 per share. The aggregate number of dividend equivalents, Conversion DSUs and Annual DSU Grants since inception of the DSU Plan was as follows: Mr. Lassonde–11,991, Mr. Albanese–9,017, Mr. Evans–16,804, Dr. Farrow–9,184, Mr. Gignac–12,895, Mr. Oliphant–7,156 and Mr. Peterson–19,246. Fractional DSUs have been rounded.

Incentive Plan Awards – Value Vested or Earning During the Year

The following table (presented in accordance with Form 51‑102F6) sets forth details of the value vested or earned by each non-executive director during the most recently completed financial year for each incentive plan award.

Name	Option-based Awards	Share-based Awards	Non-equity incentive
	Value vested during the year(1)	Value vested during the year(2)	plan compensation
	(in C$)	(in C$)	Value earned during the year

Pierre Lassonde	Nil	$193,046	Nil

Tom Albanese	Nil	$233,970	Nil

Derek Evans	Nil	$243,635	Nil

Graham Farquharson(3)	Nil	$84,707	Nil

Catharine Farrow	$624,226	$234,178	Nil

Louis Gignac	Nil	$216,476	Nil

Randall Oliphant	Nil	$187,046	Nil

David Peterson	Nil	$261,536	Nil

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Notes

(1)

Represents 33 ⅓% of options with grant dates and vesting dates as set out below. The value vested during the year of option-based grants was calculated using the closing price of the common shares on the TSX on the vesting date, less the exercise price of the options. The relevant grant dates, vesting dates and TSX prices are as follows:

Applicable Director	Grant date	Vesting date	TSX price on vesting

Dr. Farrow	August 20, 2015	August 20, 2018	$87.48

(2)

Dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants vest on the date they are credited/awarded. Conversion DSUs do not represent additional compensation or additional share-based awards as they are fees that directors have elected to be paid in the form of Conversion DSUs in lieu of cash and no shares are ever issued. The inclusion of Conversion DSUs in the table above is for informational purposes. During 2018, Conversion DSUs, Annual DSU Grants and dividend equivalents were calculated based on the 5‑day weighted average price on the TSX prior to the grant date:

Type	Grant date	TSX price

Dividend Equivalents (Q1)	March 29, 2018	$88.93

Conversion DSUs and Annual DSU Grant (Q1)	March 29, 2018	$88.93

Dividend Equivalents (Q2)	June 28, 2018	$93.03

Conversion DSUs and Annual DSU Grant (Q2)	June 29, 2018	$93.77

Dividend Equivalents (Q3)	September 27, 2018	$81.70

Conversion DSUs and Annual DSU Grant (Q3)	September 28, 2018	$81.39

Dividend Equivalents (Q4)	December 20, 2018	$96.46

Conversion DSUs and Annual DSU Grant (Q4)	December 31, 2018	$95.31

The aggregate number of dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants during 2018 was as follows: Mr. Lassonde–2,149, Mr. Albanese–2,606, Mr. Evans–2,714, Mr. Farquharson–938, Dr. Farrow–2,608, Mr. Gignac–2,410, Mr. Oliphant–2,082 and Mr. Peterson–2,913. While such DSUs technically vested when credited/awarded during 2018, under the terms of the DSU Plan they cannot be paid out until redeemed by the Participant following termination of Board service.

(3)	Mr. Farquharson did not stand for re-election at the 2018 meeting of the Corporation. The figures reported in the table reflect amounts received by Mr. Farquharson up to his last day of service.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each non-executive director and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities	Aggregate Value	Unexercised			Value of
	Acquired on	Realized(1)	Options at			Unexercised
	Exercise	(in C$)	Financial Year-End			In the-Money
			Exercisable/			Options at
			Unexercisable			Financial Year-End(2)
Exercisable/
Unexercisable
(in C$)

Pierre Lassonde	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Tom Albanese	Nil	Nil	75,000	/	Nil	$ 3,717,000	/	Nil

Derek Evans	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Graham Farquharson	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Catharine Farrow	Nil	Nil	65,000	/	Nil	$ 2,408,900	/	Nil

Louis Gignac	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Randall Oliphant	Nil	Nil	Nil	/	Nil	Nil	/	Nil

David Peterson	Nil	Nil	Nil	/	Nil	Nil	/	Nil

Notes

(1)	The aggregate value realized was calculated using the sale price of the common shares realized by each director following the exercise of options, less the exercise price of the options.
(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2018, which was C$95.73 per share, less the exercise price of the options.

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Discussion of Incentive Plan Awards for Directors

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, in respect of non-executive directors, are set out above in this section under “Deferred Share Unit Plan” and below under “Other Information – 2018 Share Compensation Plan Summary”. For clarity, the only plan-based awards for which non-executive directors are or will be eligible are options awarded under the 2018 Share Compensation Plan and DSUs under the DSU Plan. Non-executive directors are not eligible for annual cash bonuses or RSUs under the 2018 Share Compensation Plan.

While the 2018 Share Compensation Plan technically permits the grant of options to directors, the Corporation has no intention of granting options to any non-executive directors in the foreseeable future, and no options have been granted to non-executive directors since 2015.

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STATEMENT OF GOVERNANCE PRACTICES

Board of Directors

Composition of the Board – Independence

The Board is currently comprised of eight directors and will be increased to nine if Ms. Maki is elected at the Meeting. The Board has considered the independence of each of its directors. Consistent with National Instrument 58‑101 – Disclosure of Corporate Governance Practices (“NI 58‑101”) and the listing standards of the New York Stock Exchange (“NYSE”), to be considered independent, the Board must conclude that a director has no material relationship with the Corporation. A “material relationship” is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment and includes an indirect material relationship.

The Board has concluded that seven directors (Messrs. Lassonde, Albanese, Evans, Dr. Farrow, Gignac, Oliphant and Peterson) are “independent” for purposes of Board membership, as provided in NI 58‑101 and by NYSE listing standards, and therefore all of the directors are “independent” other than Mr. Harquail, by virtue of his position as CEO. The Board has also concluded that Ms. Maki, if elected, will be independent as provided in NI 58-101 and by NYSE listing standards.

The Board has also considered the independence of its directors more generally, and whether they are “related” or “affiliated” as defined by various governance ratings agencies and confirms its view that Messrs. Lassonde, Albanese, Evans, Dr. Farrow, Gignac, Oliphant and Peterson and, if elected, Ms. Maki are not “related” or “affiliated” with the Corporation in such a way as to affect their exercise of independent judgment.

Shareholders and other interested parties may communicate with any member of the Board, including the Chair of the Board, and the independent directors as a group, by contacting the Chief Legal Officer & Corporate Secretary at 199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9.

Independent Director Meetings

At 100% of the meetings of the Board and its committees held during fiscal 2018 (including those that were not regularly scheduled meetings), the independent directors held an in-camera session at which non-independent directors and members of management were not present. It is the intention of the directors to continue to hold an in-camera session at each Board and committee meeting.

Chair of the Board

Mr. Lassonde, the Chair of the Board, has had an exemplary career as a professional engineer, astute investor, innovative financier, entrepreneurial company builder, dedicated philanthropist, senior statesman of Canada’s mining and investment industries and internationally respected industry spokesman. Mr. Lassonde is a respected worldwide authority on mining and precious metals. The Board has unanimously concluded that Mr. Lassonde is an independent director. See “Composition of the Board – Independence” above. The Chair of the Board’s role is to provide leadership to the directors in discharging their mandate, including by: (i) leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board; (ii) promoting cohesiveness among the directors; and (iii) being satisfied that the responsibilities of the Board and its committees are well understood by the directors.

The responsibilities of the Chair of the Board include:

    providing advice, counsel and mentorship to the CEO;

    providing information to the directors on a timely basis;

    chairing the Board, scheduling meetings, setting the agendas, co-ordinating with the chairs of the committees of the Board to schedule committee meetings, ensuring that all business required to come before the Board is brought properly, monitoring the adequacy of Board materials, ensuring sufficient time for review of materials, and encouraging free and open discussion at meetings of the Board; and

    presiding over shareholder meetings.

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Attendance at Meetings

During the financial year ended December 31, 2018, the Board held five meetings. The ARC held four meetings and the CCGC held five meetings. Non-committee members also regularly attend committee meetings. The following summarizes the attendance record for each of such meetings.

Name	Board Meetings	ARC Meetings	CCGC Meetings
	Attended	Attended	Attended

Pierre Lassonde	5 of 5 - 100%	N/A	N/A

David Harquail	5 of 5 - 100%	N/A	N/A

Tom Albanese	5 of 5 - 100%	4 of 4 - 100%	N/A

Derek Evans	5 of 5 - 100%	4 of 4 - 100%	N/A

Graham Farquharson(1)	2 of 2 - 100%	N/A	2 of 2 - 100%

Catharine Farrow	5 of 5 - 100%	N/A	5 of 5 - 100%

Louis Gignac	5 of 5 - 100%	N/A	5 of 5 - 100%

Randall Oliphant	5 of 5 - 100%	4 of 4 - 100%	N/A

David Peterson	5 of 5 - 100%	N/A	5 of 5 - 100%

Note

(1)	Mr. Farquharson ceased to be a director on May 9, 2018.

It is the policy of the Board that, except in exceptional circumstances (i.e. due to illness or other incapacity), all directors of the Corporation shall attend the annual meeting of shareholders of the Corporation.

Board Mandate

A copy of the Board’s written mandate is attached as Schedule “A” to this Circular and is also available on the Corporation’s website at www.franco-nevada.com.

Board Engagement with Shareholders on Governance Matters

On November 11, 2010, the Board adopted a policy relating to Board engagement with shareholders on governance matters. The policy provides that the Board believes that it is important to have regular and constructive engagement directly with the shareholders of the Corporation to allow and encourage shareholders to express their views on governance matters directly to the Board outside of the Corporation’s annual meetings. These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes. This policy further provides that the Board will continue with developing practices to increase engagement with its shareholders as is appropriate for its shareholder base and size. Examples of engagement practices in 2018 include meetings between the Chair of the Board and the Corporation’s larger shareholders and potential shareholders in North America and Europe, as well as other meetings between Board members and the Corporation’s shareholders. Board members also engaged with institutional shareholders on the Corporation’s practices regarding environmental, social and governance issues. It is also the practice of the Board to periodically host institutional investors and analysts at the Corporation’s offices. This provides all Board members with an opportunity to engage directly with shareholders. Board members are also provided with opportunities to join management at industry conferences (such as the Denver Gold Show and BMO Global Metals & Mining Conference) including individual meetings with the Corporation’s shareholders to understand their priorities and concerns. This policy also provides that the Board recognizes that shareholder engagement is an evolving practice in Canada and globally and will review this policy annually to ensure that it is effective in achieving its objectives.

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Board Committees

Audit and Risk Committee

Randall Oliphant Chair	Tom Albanese	Derek Evans

  All members of the ARC are (and have been) “independent” and “financially literate” (as defined in National Instrument 52‑110 – Audit Committees)

  Mr. Oliphant has been determined by the Board in its business judgment to be a “financial expert”

The ARC has been established to assist the Board in fulfilling its oversight and evaluation of:

    the quality and integrity of the financial statements of the Corporation;

    the compliance by the Corporation with legal and regulatory requirements in respect of financial disclosure;

    the qualification, independence and performance of the Corporation’s independent auditors;

    the performance of the Chief Financial Officer;

    risk management oversight including climate change risk;

    the compliance by the Corporation with legal and regulatory requirements in respect of its oil & gas disclosure; and

    the qualification, independence and performance of the Corporation’s qualified oil & gas reserves evaluators or auditors.

Specifically, with respect to the independent auditors, the ARC is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting).

The Corporation’s Audit and Risk Committee Charter also addresses the ARC’s responsibilities relating to risk management (including climate change risk) and oil & gas reserves. A copy of the Corporation’s Audit and Risk Committee Charter and additional disclosure relating to the ARC is set out in the Corporation’s most recent Annual Information Form and Form 40‑F which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively, and is also available on the Corporation’s website at www.franco-nevada.com.

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Compensation and Corporate Governance Committee

David Peterson Chair	Dr. Catharine Farrow	Louis Gignac	All members of the CCGC are “independent” (as defined in NI 58‑101) Mr. Farquharson was a member of the CCGC until May 9, 2018

Among other things, the CCGC:

    reviews and makes recommendations to the Board concerning the appointment of officers of the Corporation;

    annually reviews the CEO’s goals and objectives for the upcoming year, provides an appraisal of the CEO’s performance and reviews his compensation and the compensation of other executive officers;

    makes recommendations concerning the remuneration of directors; and

    administers and makes recommendations regarding the operation of the Corporation’s employee incentive compensation plans.

The CCGC also serves as the Board’s nominating committee. It is responsible for:

    developing the Corporation’s approach to governance issues;

    filling vacancies among the directors (see “Nomination of Directors” in this section);

    reviewing the effectiveness and the contribution of the Board, its committees and individual directors (see “Board Assessment” in this section);

    adopting, reviewing and updating the Corporation’s written Code of Business Conduct and Ethics and its written disclosure policy (see “Ethical Business Conduct” in this section); and

    ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals.

The Corporation’s Compensation and Corporate Governance Charter provides that, in addition to the independence requirements, no more than one-third of the members of the CCGC can be current CEOs of publicly-traded companies and that the CCGC will have an in-camera session at every meeting, consistent with the Canadian Coalition for Good Governance’s recommendations relating to best practices for compensation committees. A copy of the CCGC’s charter is available on the Corporation’s website at www.franco-nevada.com.

Position Descriptions

The Board has developed and approved written position descriptions for the Chair of the Board, the Chair of the ARC, the Chair of the CCGC and for the CEO.

Orientation and Continuing Education

The Corporation provides an orientation program for new directors in order that they can become familiar with the role of the Board, its committees and its directors and with the nature and operation of the Corporation’s business. To date, all Board members have been provided with a copy of the written mandate and charters for the Board and each of its committees, respectively, and a copy of the Board’s approved policies relating to, among other things, the business conduct and ethics of directors, officers and employees, auditor independence, employee complaint procedures for accounting and auditing matters, diversity and confidentiality, fair disclosure and trading in securities. Board members have also been provided with a copy of each committee’s planning schedules/work plans, as applicable. New Board members will be provided with these materials and meet with the Chair of the Board and members of management as part of their orientation.

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The Corporation works through continuing education with its Board to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors by having management provide relevant presentations at Board and committee meetings, as appropriate, by bringing consultants and other outside experts in to address the Board on various issues, by arranging for meetings with management and other outside advisors/experts/third parties, and by arranging for site visits and offsite meetings. The Board also has scheduled dinners at which various topics are discussed, such as industry trends, technical updates, strategic opportunities, corporate goals and strategies, board composition, financing options, the dividend policy, executive compensation and succession matters. The Board also receives, on a regular basis, materials of interest, including analyst reports and industry reports, from the Chair and the Named Executive Officers. Individual directors are, subject to the approval of the Chair of the Board, also able to attend continuing education conferences at the Corporation’s expense.

During 2018, in addition to standard management presentations on such matters as enterprise risk management, compensation policies and strategies, the Corporation’s portfolio of assets and management thereof, analyst and other reports, corporate performance reviews and merger and acquisition strategies in the mining and oil and gas industries, presentations from management and outside advisors/experts/third parties were provided at the following events:

Timing/Place	Attendees	Topic	Presented/Hosted By
January 2018/Panama	Dr. Farrow	Cobre Panama site visit	First Quantum Minerals Ltd.
February 2018/Florida	Messrs. Gignac, Harquail, Lassonde and Oliphant	Investor and banking relationships	Management/External advisors to the Corporation
June 2018/Panama	Messrs. Albanese and Evans	Cobre Panama site visit	First Quantum Minerals Ltd.
September 2018/Denver	Mr. Harquail	Investor and banking relationships	Management/Denver Gold Group
November 2018/Oklahoma City	All directors	U.S. oil and gas markets and site visit	Management/Continental Resources, Inc. and external advisors to the Corporation
November 2018/Peru	Dr. Farrow	Antapaccay mine and Antamina port visit	Glencore plc and Compañia Minera Antamina S.A.
December 2018/Panama	Mr. Oliphant	Cobre Panama site visit	First Quantum Minerals Ltd.

Directors have full and free access to officers and employees of the Corporation and may arrange meetings either directly or through the CEO. In addition, Board members are encouraged to attend mining, oil and gas industry events, and other relevant stakeholder events.

Nomination of Directors, Board Renewal and Diversity

Nomination of Directors

The CCGC serves as the Board’s nominating committee. The CCGC is composed entirely of independent directors. The responsibilities, powers and operation of the CCGC generally are summarized above. The CCGC has the authority to retain a search firm to be used to identify director candidates. With respect to nomination of directors, the CCGC is responsible for:

    developing and recommending to the Board criteria for selecting new directors;

    assisting the Board by identifying individuals qualified to become members of the Board; and

    recommending to the Board the director nominees for the next annual meeting of shareholders and for each committee of the Board.

The process by which the Board will identify new candidates for Board nomination will involve:

    annually reviewing the competencies, skills and personal qualities required of directors to add value to the Corporation;

    annually reviewing the competencies and skills that the Board considers each director to possess, including the skills matrix as discussed below, and what each new nominee should bring to the Board; and

    working closely with the Chair of the Board in seeking individuals qualified to become members of the Board, in the context of the Corporation’s needs and the criteria established by the Board, including the diversity criteria as discussed below.

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Skills Matrix

The CCGC has developed a skills matrix comprised of the skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by its existing directors. The skills and competencies are as follows:  experience with respect to the mining industry, oil & gas industry, accounting and finance, risk management, legal matters, human resources and compensation matters, corporate governance, public company boards and public company management. Set out below are the skills identified for each director.

Skills	Pierre Lassonde	David Harquail	Tom Albanese	Derek Evans	Catharine Farrow	Louis Gignac	Jennifer Maki	Randall Oliphant	David R. Peterson
Mining
Energy
Accounting & Finance
Legal
Risk Management
HR & Compensation
Corporate Governance
Public Company Boards
Public Company Management

Director Retirement Policy/Term Limits

The Board has adopted a director retirement policy which provides the framework for the Corporation to allow for the renewal of the Board, where appropriate, by specifying a process for the Board to determine whether turnover in the Board is appropriate. In 2019, the Board amended the director retirement policy to incorporate a term limit principle. The director retirement policy now provides that a director is required to submit his/her resignation after such director’s (i) 72nd birthday, or (ii) 10th anniversary of Board service (where such director joined the Board after his or her 62nd birthday). On the March 1st after a non-employee director’s (i) 72nd birthday, or (ii) 10th anniversary of Board service (in the case of a director that joined the Board after his or her 62nd birthday) and on every March 1st thereafter while such individual is still a director of the Corporation, the director must submit his or her resignation to the Board and the CCGC for consideration. The CCGC will consider such resignation and, taking into account factors such as the competencies and skills possessed by the Board as a whole and the director individually, the size of the Board and the overall best interests of the Corporation, make a recommendation to the Board as to whether the Board should accept such resignation in conjunction with the Corporation’s next annual meeting of shareholders or reject such resignation and nominate the director for election at the Corporation’s next annual meeting of shareholders. The Board will then consider the CCGC’s recommendation and make its determination. Neither the CCGC nor the Board has waived compliance with this policy to date. In accordance with this policy, Mr. Peterson tendered his resignation on March 1, 2019. The Board, on the recommendation of the CCGC, unanimously declined to accept Mr. Peterson’s resignation and has nominated him for re-election to the Board. The Board took into consideration, among other things, Mr. Peterson’s specialized governance and legal expertise and contributions as a director in determining it was in the best interests of the Corporation for Mr. Peterson to continue to serve as director. Mr. Peterson did not participate in the deliberations of the CCGC or the Board with respect to his resignation.

The Board has determined, being an eleven-year-old company, not to establish strict term limits for directors at this time due to the potential loss of contributions from directors who have significant insight into the Corporation and its operations. As well, the director retirement policy is expected to provide sufficient opportunities to consider Board renewal in the near-term such that meaningful Board renewal may occur. The Board will continue to evaluate whether strict term limits would be advisable on an ongoing basis.

Diversity

The Corporation is committed to diversity among its employees, executive officers and on the Board. In 2015, the Board adopted a formal written diversity policy (the “Diversity Policy”) relating to identifying women as candidates to recommend for appointment/election to the Board and for appointment/promotion to senior management positions. Pursuant to the Diversity Policy, the CCGC will seek out highly-qualified candidates for Board and/or senior

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management positions and will specifically consider diversity criteria including gender, ethnicity and geographic background when identifying candidates. Where appropriate, the CCGC can engage qualified independent external advisors to conduct a search for candidates that meet the Board’s skills and diversity criteria to help achieve its diversity goals. As all recommendations of director nominees and appointments of executive officers need to be approved by the CCGC, the Board has concluded that appropriate measures are in place to ensure that the Diversity Policy is effectively implemented.

The Board continually evaluates its governance practices and, in March 2019, the Board amended the Diversity Policy to adopt a target of 30% women directors by 2022.

Over the past several years, the CCGC has been proactive and has considered and interviewed several women as potential Board members. Following an extensive recruitment process, the CCGC is pleased that Jennifer Maki has agreed to stand as nominee for election at the Meeting. If elected to the Board, Ms. Maki will bring the total female representation on the Board to 22% (two of nine directors).

The Board has an orderly renewal plan and has been actively searching for additional qualified women as directors. The Board is actively engaged in discussions with additional women candidates to join the Board and the Board is confident that it will be able to meet its target of 30% women directors by 2022.

The Corporation also considers the level of representation of women in executive officer positions when making executive officer appointments. Between 2007 and 2012, the Corporation had two women in Named Executive Officer positions. One executive retired and the other decided to pursue other opportunities. The Corporation has considered women candidates for executive positions as they have become available and has made additional gender diversity progress at senior level positions through an external recruitment of our Director of Finance and internal promotion of our Controller. The Corporation will continue to seek out and consider women as candidates in all positions as they become available, including executive officer positions. As well, 67% of the Corporation’s current executive officers (after the CEO) are members of visible minorities reflecting the Corporation’s broad commitment to diversity.

The Corporation has not set targets for women as executive officers. The Board has determined that its historical practices have resulted in meaningful diversity to date and, together with the Diversity Policy, the Board is committed to further progress. The Diversity Policy provides that the Board will review the policy annually to ensure that it is effective in achieving its objectives. Any changes to the policy as well as additional diversity achievements will be reported annually in the Corporation’s Circular. A copy of the Diversity Policy is available on the Corporation’s website at www.franco-nevada.com.

Compensation Process

The CCGC serves as the Board’s compensation committee. The CCGC is composed entirely of independent directors. The responsibilities, powers and operation of the CCGC generally are summarized above under “Compensation and Corporate Governance Committee” in this section. With respect to compensation of directors and executive officers, the CCGC is responsible for:

    assisting the Board in its annual review of the Board’s performance and oversight of the evaluation of management’s performance;

    reviewing and making recommendations to the Board with respect to the compensation of directors and the executive officers (including the CEO) of the Corporation; and

    approving and evaluating the compensation plans, policies and programs of the Corporation.

For information regarding the process by which the Board determines the compensation for the Corporation’s executive officers, please see “Compensation Discussion & Analysis”. For information regarding the process by which the Board determines the compensation for the Corporation’s directors, please see “Director Information – Director Compensation” above.

Board Assessment

The Board assesses itself, its committees and individual directors with respect to their effectiveness and contribution on an annual basis. The assessment process involves a confidential director questionnaire and discussions among the Chair of the Board, the Chairs of the committees and individual directors relating to overall Board assessment, individual committee assessments, Chair of the Board assessment, individual committee chair assessments, individual

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director self-assessments and peer assessments. The Chair of the Board meets with each individual director and the Chair of the CCGC meets with the Chair of the Board to discuss the above matters. Members of the CCGC are responsible for drafting, collecting and assessing questionnaires, and facilitating discussions. The Chair of the CCGC reports on the results of this process to the Board. The CCGC is also permitted to retain external advisors to assist with the assessment process. The assessment for 2018 was conducted in the first quarter of 2019 and the CCGC and the Board considered the results of the assessment process at their March meeting.

Succession Planning

The CCGC is responsible for ensuring that succession strategies, in consultation with the Board, are both appropriate and are being implemented. During 2018, meetings of the CCGC and meetings of the Board included an in-camera session with and without the CEO at which human resource issues and succession were regularly discussed. During the in-camera sessions, the CEO provided a verbal report on his current succession plan and those internal candidates that are in a succession position near-term and those that would require longer-term mentoring. The CEO also reported on his actions to mentor the internal candidates, including the provision of executive coaching, additional educational resources, broader experiences and higher public profiles. The Board, on the recommendation of the CCGC, promoted Paul Brink to President & Chief Operating Officer, effective July 1, 2018. While the potential for the Corporation to recruit an external candidate as CEO is an option, it is not considered likely at this stage.

The CCGC also monitors progress in succession for executive positions reporting to the CEO and the President & Chief Operating Officer. One of the five corporate goals for each executive is to ensure a succession plan and technical depth are in place. Specific succession objectives are included in the annual key responsibilities and specific objectives that are agreed upon by each executive and the CEO or President & Chief Operating Officer and which are provided to the CCGC. Each year, the CEO or President & Chief Operating Officer reviews the achievement of succession objectives with each executive which then forms part of the annual performance review with the CCGC. These reviews and recommendations are considered by the CCGC in connection with its recommendations to the Board for annual incentive compensation. Finally at year end, the CEO provides the CCGC with a written memorandum assessing corporate accomplishments including an organizational chart and steps being undertaken to strengthen the Corporation. In the event of an emergency, the Board and CCGC have temporary succession plans that can be implemented.  The Corporation is confident that appropriate succession strategies are being implemented to ensure the Corporation’s business will continue to be strongly managed in the future.

The CCGC and Board are also actively engaged in the process of Board renewal. The Corporation expects to add another woman director by 2022. Additional Board succession is regularly discussed at meetings as part of an orderly Board renewal process.

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Ethical Business Conduct

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Corporation’s directors, officers and employees. The Code is available on SEDAR at www.sedar.com and on the Corporation’s web site at www.franco-nevada.com.

The Code reflects the Corporation’s core values of honesty, responsibility and fairness and addresses the following matters: compliance with laws, rules and regulations; conflicts of interest; confidentiality; corporate opportunities; protection and proper use of corporate assets; competition and fair dealing; gifts and entertainment; payments to government personnel; discrimination, harassment and equal opportunity; health and safety; accuracy of company records and reporting; use of e-mail and internet services; loans to or guarantees of obligations of the Corporation’s personnel; and reporting of any illegal or unethical behaviour.

With respect to the issue of conflicts of interest in particular, various officers, directors or other insiders of the Corporation may hold senior positions with other entities, including entities involved in the resource industry or may otherwise be involved in transactions within the resource industry and may develop other interests outside the Corporation. In the event that any such conflict of interest arises (or could potentially arise) for a director, such director will be required to disclose the conflict to a meeting of the directors of the Corporation and abstain from voting for or against the approval of such participation or such terms. In the event that any such conflict of interest arises (or could potentially arise) for an officer or other insider of the Corporation, such person will be required to disclose the conflict to the Chief Legal Officer and abstain from participating in any discussions related to such matter and the Board will be apprised of such conflict. In appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Any decision made by any of such directors involving the Corporation will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The CCGC monitors compliance with the Code and is responsible for granting any waivers from the application of the Code and reviews management’s monitoring of compliance with the Code. To date, no such waivers have been granted.

Under the Code, the Corporation’s personnel are expected to talk to supervisors, managers or other appropriate personnel including the Chief Legal Officer about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. All of the Corporation’s personnel are required to cooperate in internal investigations of misconduct.

Business Integrity Policy

The Board has adopted a Business Integrity Policy (the “Business Integrity Policy”) for the Corporation’s directors, officers and employees, which is intended to supplement the Code. The Business Integrity Policy is available on the Corporation’s website at www.franco-nevada.com.

This Business Integrity Policy is intended to ensure that the Corporation does not receive an improper advantage in its business dealings and that all payments and expenses are properly recorded in its financial books and records and addresses the following matters. Among other things, the policy provides guidance on dealing with agents, contractors and public officials, acceptance of gifts, making political contributions and dealing with certain types of payments. Employees of the Corporation are obligated to promptly report any violations of the policy to the Chief Legal Officer who will in turn report to the Chief Financial Officer and the ARC.

Whistleblower Policy

The Board has adopted employee complaint procedures for accounting and auditing matters (collectively, the “Whistleblower Policy”) for the Corporation’s directors, officers and employees to enable such personnel to submit good faith complaints relating to any questionable accounting or auditing matter. The Whistleblower Policy outlines how an employee with a good faith concern about any accounting or auditing matter can anonymously report those concerns directly to the Chief Legal Officer or directly to the Chair of the ARC.

Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities

The Board has adopted a Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities, which serves as the Corporation’s corporate disclosure policy and insider trading policy. This policy applies to the Corporation’s

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directors, officers and employees to ensure that such personnel comply with securities legislation and the rules of applicable stock exchanges relating to insider trading, tipping and selective disclosure.

With respect to confidentiality and disclosure, this policy generally outlines principles of confidentiality and guidelines for maintaining confidentiality, disclosure principles and guidelines for disclosure (including who the authorized spokespersons are and how discussions with the investing community will occur), what constitutes material information, what is non-public information and how forward-looking information should be disclosed.

With respect to trading in securities, this policy generally outlines prohibitions on trading, the Corporation’s policies on trading windows and black-out periods, required pre-approval for trades by insiders and sanctions if improper trading were to occur. This policy also strictly prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments, that are designed to hedge or offset a decrease in market value of equity securities.  This policy requires the Corporation’s personnel to report any violations immediately to the CEO or the Chief Legal Officer.

Strategy and Risk Management

The Board reviews with management the Corporation’s goals and strategy on a regular basis.  During these discussions, the performance of the Corporation and future opportunities are extensively discussed to assess whether adjustments to strategy are warranted.  The Corporation’s core business principles and long-term strategy remains constant.  The Corporation is a gold-focused royalty and streaming company with a diversified portfolio, providing investors with a low-risk gold investment with gold price and exploration optionality. The Corporation is focused on growing net asset value on a per share, sustainable, long-term basis.  It recognizes that it operates in a highly cyclical business and has maintained a capital structure that allows the Corporation to invest counter-cyclically.  In executing its strategy, the Corporation is willing to make investments over the long-term, including in projects that may take significant time before coming to fruition.

The Corporation’s enterprise risk management environment ensures that the key objectives and strategy for the success of the Corporation are achieved. The risk management process of the Corporation is a several pronged process involving management, the ARC and the Board of the Corporation. In its annual strategic planning session, the Board’s understanding of the current business strategy, its critical success factors and the related business risks is a key focus. The risks of the business are analyzed and reviewed together with strategic opportunities and issues. Management provides a detailed listing of risks and a related risk analysis, the latest of which was presented and reviewed with the ARC in November 2018 which identified risks to be monitored by the Board including (i) increased competition, (ii) tax risks, and (iii) avenues for growth. Also included in this review, the roles of management, the ARC and the Board relating to risk were highlighted and reaffirmed. The Board is responsible for strategic aspects and the enforcement of an appropriate risk culture throughout the organization, including through the CCGC relating to compensation aspects. The ARC is charged with the supervision of the risk analysis and policing of the mitigation factors and plans. Management conducts a periodic detailed analysis of risks, recommended mitigation plans and is responsible for the implementation and review of effectiveness of such mitigation plans.

In addition, critical to the Corporation’s success is the appropriate management of risk around all assets including potential new investments. In this regard, the Board is fully engaged in the review of new investments. At Board meetings, management updates the Board on potential investments and seeks guidance on whether to proceed. Board members are also provided with at least monthly reports from the CEO in between Board meetings. Board members are very active in the review of potential investments including participating in due diligence and providing technical, political, financial, corporate social responsibility and other expertise. Directors are frequently involved by management to advise on specific due diligence or asset management issues. Directors will often accompany management on site visits to existing assets or potential investments and report independently to the Board on their observations.

If management proposes to proceed with a transaction in excess of a threshold amount, it must first seek Board approval. Below this threshold amount, management has discretion to proceed with an investment but must report the transaction to the Board in order to refresh its executive authority before being able to proceed with another investment. The Board is also regularly updated as to existing material assets and provided with risk assessments of those assets.

Discrimination, Harassment and Equal Opportunity Policy

The Board has adopted a Discrimination, Harassment and Equal Opportunity Policy which provides the framework for the Corporation to maintain an environment free of discrimination and harassment, in which all individuals are treated with respect and dignity, are able to contribute fully and have equal opportunities. This policy also deals with harassment and workplace violence. This policy articulates the Corporation’s position with respect to:  (i) diversity,

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equal opportunity, discrimination (including grounds therefore), harassment and threats or acts of violence; (ii) reporting inappropriate conduct, harassment and workplace violence; (iii) disciplinary measures; and (iv) the development of procedures to prevent and address human rights issues.

Environmental and Social Responsibility

The Corporation’s business is investing in the business of others and does not directly operate any of its assets. The projects on which the Corporation has royalties and streams are owned and operated by independent mining and oil & gas companies which are typically publicly listed. As management is not responsible for the day-to-day operational or development decisions at a project, it is able to focus on growth and new investments. While the Corporation does not control or influence the operations of any of the properties over which it has an interest, it is committed to responsible mining and oil and gas extraction in all aspects of its investments including with respect to environmental, social and governance issues, which are addressed through a combination of the following:

    policies which guide investment decisions

    due diligence process for new investments

    contractual rights in royalty and stream agreements

The approach taken by the Corporation has generated real value for shareholders and has allowed it to acquire royalties and streams on projects operated by some of the best operators in the industry. The Corporation has adopted policies and performs extensive due diligence on potential investments to address environmental, social and governance issues, including climate change risk. Detailed information can be found in the Corporation’s 2019 Environmental, Social and Governance (ESG) Report available on the Corporation’s website at www.franco-nevada.com.

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STATEMENT BY THE COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Dear Shareholders:

On behalf of the Board, the members of the Compensation and Corporate Governance Committee present our 2018 Statement of Executive Compensation.

The Corporation’s compensation program has been structured such that the majority of executive compensation is long-term, at-risk, share-based compensation. The value realized by executives from such compensation is directly driven by the Corporation’s share price performance. The Corporation is a high-performing company and executive compensation is aligned with shareholders’ interests.

During 2018, the CCGC engaged with shareholders on compensation matters and also conducted an extensive review of its compensation program.  With a view to adopting evolving best practices, the CCGC adopted three new objective performance metrics: (i) Relative Total Shareholder Return, (ii) Resource Replacement per Share, and (iii) General & Administration Costs per Gold Equivalent Ounce. These objective metrics will measure the Corporation’s performance against investment alternatives and management’s ability to grow the business and control costs.  These new metrics will be significant factors in the Committee’s consideration of appropriation compensation awards starting with the 2019 compensation year.  The new performance metrics are described in the following discussion.

During 2018, the executive team continued to provide strong management of the Corporation’s business and executed on transactions to grow the Corporation’s business. Key accomplishments by the management team and other highlights from 2018 include:

    completion of a strategic relationship with Continental Resources, Inc. to jointly acquire oil and gas mineral rights in the SCOOP/STACK play in Oklahoma, a first-of-its-kind transaction with a best-in-class operator completion of funding of the Corporation’s commitment under the Cobre Panama precious metals stream increasing the Corporation’s dividend for the 11th consecutive year with the Corporation being one of the largest payers of dividends in the gold industry outperformance against gold equity indices and Canadian general market indices

As well, during 2018, the Board, on the recommendation of the CCGC, promoted Paul Brink to President & Chief Operating Officer as part of the orderly succession planning for the Corporation and his compensation package was adjusted effective July 1, 2018 as described in the following discussion. At the same time, in recognition of Mr. Brink’s assumption of greater responsibilities, Mr. Harquail voluntarily reduced his overall compensation package as described in the following discussion, a demonstration of his outstanding leadership and desire to act as an owner. Succession planning has been a focus of the CCGC over the past few years. Mr. Brink has provided exceptional leadership of the Business Development team and, together with Mr. Harquail, is expected to lead the Corporation going forward. The rest of the executive leadership team continue to be top performers and the CCGC is confident that the Corporation has stable leadership going forward.

While 2018 was a successful year for the Corporation, including relative share price outperformance compared to gold equity indices and Canadian general market indices, the CCGC took into account that the Corporation’s absolute share price performance for 2018 was slightly negative. Ultimately, the CCGC determined that the executive team had outperformed expectations for the year but that incentive compensation awards should be balanced against the slightly negative shareholder return for 2018. This is discussed further below.

We remain committed to maintaining high standards of corporate governance and compensation practices and we encourage and welcome your feedback.

Sincerely,

“Hon. David R. Peterson”

“Dr. Catharine Farrow”

“Louis Gignac”

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COMPENSATION DISCUSSION & ANALYSIS

Compensation Governance

Composition, Experience and Skills of the Compensation and Corporate Governance Committee

David Peterson Chair, Independent Member Since: Nov 12, 2007	Catharine Farrow Independent Member Since: May 8, 2017	Louis Gignac Independent Member Since: Mar 20, 2014
Previous Member, Compensation Committee, VersaPay Corporation Chairman Emeritus, Cassels Brock & Blackwell LLP and previous Chair of its Executive Committee	Previous CEO, TMAC Resources Inc. Previous Chief Operating Officer of KGHM International Ltd. (formerly Quadra FNX Mining Company Inc.)	Previous Member, Human Resources Committee, Domtar Corporation Previous President & CEO, Cambior Inc. Previous Chairman, Human Resources Committee, Gaz Métro Inc.

Note

(1)Mr. Farquharson was a member of the CCGC until May 9, 2018.

Messrs. Peterson, Gignac and Dr. Farrow each have skills and direct experience as noted above that is relevant to their responsibilities in executive compensation and which enable them to make decisions on the suitability of the Corporation’s compensation policies and practices. Messrs. Peterson and Gignac have each served on the compensation committees of other Canadian publicly-traded corporations and all members of the CCGC have provided leadership in business, legal and/or government organizations in their current and/or past roles. In these roles, they have participated in compensation planning sessions, made compensation decisions and participated in compensation discussions with external consultants.

Responsibilities of the Compensation and Corporate Governance Committee

The CCGC was established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Corporation’s compensation plans, policies and programs. It is the CCGC’s responsibility to ensure that the Corporation develops and maintains a compensation program for its executive officers that will be fair, competitive and consistent with the best interests of the Corporation. The CCGC is also responsible for ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals.

The CCGC is responsible for reviewing the position description and performance goals and objectives relevant to the compensation of the CEO and for evaluating the CEO’s performance in light of those goals and objectives. The CCGC recommends to the Board the CEO’s compensation based on such evaluation. The CCGC is also responsible for making recommendations to the Board with respect to the compensation of all executive officers and other officers, including incentive compensation plans, equity-based plans (which the CCGC administers), the terms of any employment agreement, severance and change of control arrangements and any special or supplemental benefits. The CEO provides the CCGC with recommendations for compensation of executive officers and other officers, supported by relevant factual data and an assessment of appropriate compensation. The CCGC is also responsible for making recommendations concerning the remuneration of directors.

Compensation Consultants

The CCGC has the authority to retain and receive advice from compensation consultants to carry out its duties, but to date has not determined it necessary to do so. Specifically, during the financial years ended December 31, 2018 and 2017, no compensation consultants or advisors were retained to assist in determining compensation for any of the Corporation’s directors and officers.

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Compensation Philosophy and Objectives

The “Named Executive Officers” for purposes of this Circular (being the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated officers of the Corporation) are: (i) Mr. David Harquail, Chief Executive Officer, (ii) Mr. Paul Brink, President & Chief Operating Officer, (iii) Mr. Sandip Rana, Chief Financial Officer, (iv) Mr. Lloyd Hong, Chief Legal Officer & Corporate Secretary, and (v) Mr. Jason O’Connell, Vice President, Energy.

The specific objectives of the Corporation’s compensation program for its officers are as follows:

    to attract and retain talented officers;

    to align the interests of officers with those of the Corporation’s shareholders; and

    to link individual compensation to the performance of both the Corporation and the performance of each individual officer.

The Corporation’s compensation program is designed to reward officers for:

    superior corporate performance relative to pre-set internal objectives;

    superior corporate performance relative to an external performance index; and

    exceptional levels of individual performance consistent with, and contributing to the achievement of, the Corporation’s strategic objectives.

In order to achieve the above objectives, the key structural features of the Corporation’s compensation program are as follows:

    incentive compensation comprises a majority of overall compensation;

    long-term, at-risk share-based compensation comprises a majority of incentive compensation; and

    the value of long-term, at-risk share based compensation is linked directly to the medium and long-term growth of the Corporation’s share price. Performance benchmarks must be achieved in order for performance-based share compensation to vest and there is no multiplier factor applied to share-based compensation. Any increase in value of the share-based compensation will be driven solely by increases in the Corporation’s share price.

Benchmarking

The Corporation has generally considered compensation programs in relevant sectors of the mining and oil & gas industries as well as the compensation programs of its competitors but has not specifically engaged in benchmarking with a specific peer group for purposes of setting levels of compensation.

Risk Management

The Board is responsible for strategy relating to risk management and the enforcement of an appropriate risk management culture throughout the organization. The Board fulfils these responsibilities through the ARC generally and through the CCGC with respect to compensation matters. The Board is ultimately responsible for considering the implications of risks associated with the Corporation’s compensation policies and practices. Through the ARC and outside advisors, the Board is advised of potential risks, including those relating to human capital, such as recruitment/retention, redundancy, workload/resources, HR support and succession. Through the CCGC, the Board is involved in the design of compensation policies to meet the specific compensation objectives discussed above and considers the risks relating to such policies. To mitigate inappropriate or excessive risk taking, the Corporation has put practices in place.  For example, the Corporation has a variety of compensation components that are designed to provide balance between base salary and long term at-risk variable compensation. Also, the Corporation’s long-term incentive compensation has been designed to address its retention objectives. The CCGC is responsible for ensuring compliance with the compensation policies and practices of the Corporation. The Corporation’s enterprise risk management environment is further described under “Statement of Governance Practices – Risk Management”. To date, the Board and CCGC have not identified any risks arising from the Corporation’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Corporation.

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Elements of Compensation

The Corporation currently provides a compensation program for officers as illustrated below. The components of the compensation program are base salary and incentive compensation comprised of an annual incentive cash bonus and long-term, at-risk, share-based compensation which is further comprised of time-based RSUs, performance-based RSUs and stock options.  There is no pension plan.

The following charts set out the overall breakdown of total compensation between guaranteed base salary and incentive compensation (assuming incentive compensation is awarded at target).  The Corporation places a greater emphasis on long-term, at-risk, share-based compensation with such compensation comprising 60% of targeted total compensation for the CEO and the President & Chief Operating Officer (pro-rated from the date of his promotion, July 1, 2018) and 50% of targeted total compensation for the other Named Executive Officers. For 2019, the breakdown of total compensation is expected to remain the same.

CEO and President & COO
Other NEOs
Base Salary 20%
Stock Options
Cash Bonus
Performance-based RSUs
Time-based RSUs
Base Salary 33%
Stock Options
Performance-based RSUs
Time-based RSUs
Cash Bonus
Guaranteed compensation
Incentive compensation

Each element of compensation is discussed in more detail below.

Base Salary

Base salary is a fixed element of compensation for each officer which is set by the CCGC annually and is the only component of compensation that is guaranteed. Base salary is intended to fit into the Corporation’s overall compensation objectives by serving to attract and retain talented officers.  The CCGC principally considers the following factors in setting base salaries, including any increases to base salaries:

   the level of responsibility related to each officer’s position;

   the base salaries paid to equivalent officers at industry peers generally;

   the experience of the officer;

   the officer’s overall performance versus established goals and objectives; and

   the retention risk for each officer.

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Incentive Compensation

Incentive compensation is a variable element of compensation comprising annual cash bonuses and long-term, at-risk, share-based compensation.   Incentive compensation is not guaranteed and is subject to the achievement of corporate and individual goals by each Named Executive Officer.

Incentive Compensation Targets

Targeted awards of each element of incentive compensation to Named Executive Officers are set each year as a percentage of base salary. The targeted awards place a greater emphasis on long-term, at-risk, share-based compensation. Actual awards may range from 0% to a maximum of 200% of base salary based on the CCGC’s evaluation of the Corporation’s performance and each Named Executive Officer’s performance against the Corporate Goals (as defined below) and individual objectives.  Actual awards of each element of incentive compensation have been capped at 200% of base salary in order to mitigate excessive risk-taking and limit potential windfalls. The CEO and the other Named Executive Officers are not guaranteed an award of any incentive compensation under poor market conditions and it is possible for the CEO and the other Named Executive Officers to receive no incentive compensation.

For 2018, the targeted awards (expressed as a percentage of base salary) for the CEO were set at 100% of base salary.  For the other Named Executive Officers, the targeted awards (expressed as a percentage of base salary) were set at 50% of base salary.  In connection with Mr. Brink’s promotion to President & Chief Operating Officer, his targeted awards for 2018 for long-term, share-based compensation were adjusted to be the same as the CEO’s (pro-rated from the date of his promotion July 1, 2018) and his targeted cash bonus for 2018 remained the same. The targeted awards for 2018 and 2019 (expressed as a percentage of base salary) are illustrated below.

The CCGC and Board retain final discretion to modify an award when considered appropriate but this discretion will only be exercised in extraordinary circumstances and will be disclosed if such discretion is ever exercised.

Elements of Incentive Compensation

Annual Cash Bonus

Annual cash bonuses are a short-term variable element of compensation that reward each officer for both corporate and individual performance and are intended to fit into the Corporation’s overall compensation objectives by directly linking individual compensation to the performance of both the Corporation and the individual.   The process by which the CCGC determines the amount of cash bonuses is described further below.

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Share-Based Compensation

Share-based compensation is a long-term, at-risk, variable element of compensation that directly and indirectly aligns the interests of officers with shareholders and encourages retention. The components of the share-based compensation consist of time-based RSUs, performance-based RSUs and stock options.

Restricted Share Units

The Corporation awards both time-based RSUs and performance-based RSUs as they have different vesting schedules which ensure strong alignment with shareholder interests.

Time-based RSUs, if awarded, vest in equal thirds over a three-year period commencing on the first anniversary of the grant date.

Performance-based RSUs, if awarded, vest on the third anniversary of the grant date subject to the achievement of pre-determined performance vesting criteria on such vesting date. The performance vesting criteria are described further below. The CCGC determines whether such criteria have been satisfied at the end of the relevant calendar year. For performance-based RSUs awarded in 2018, the CCGC will determine the vesting of such performance-based RSUs in late 2021.

If the CCGC determines that the performance vesting criteria have only been partially met, it is possible that zero vesting may occur. There is no possibility of a multiplier being applied to the performance-based RSUs. For example, if a Named Executive Officer is awarded 1,000 performance-based RSUs, the maximum number of common shares such Named Executive Officer can receive if the performance vesting criteria are met is 1,000 common shares. The CCGC believes that a multiplier factor is unnecessary as the value realized from the performance-based RSUs is determined by the Corporation’s share price. If the Corporation’s share price has increased, the Named Executive Officers will benefit from their performance-based RSUs being worth more than at the time of grant.

Stock Options

The Corporation awards stock options which vest in equal thirds over a three-year period commencing on the first anniversary of the grant date. Such options have a 10‑year term.

The CCGC believes the different components of stock-based compensation, together with the different vesting schedules and maturities directly tie an officer’s compensation to shareholder returns and the performance of both the Corporation and the individual over the near, medium and long-term.

Corporate Goals and New Performance Measures

The CCGC and Board have broadly set five corporate goals for the Corporation and the Named Executive Officers. These goals are growth, performance, margins, risk management and succession (the “Corporate Goals”). The Corporate Goals have been chosen to encourage good decision-making over the business cycle as opposed to focusing on results in any one year. The CCGC and Board believe that each of the Corporate Goals are equally important. Additionally, the CEO sets personal objectives for the Named Executive Officers which are specific to the year and their personal development which are approved by the CCGC. The CCGC does not use a formulaic approach such as setting threshold, target and maximum goals for each of the Corporate Goals or the personal objectives as the nature of the Corporation’s business does not lend itself to such practices. As an example, it is not possible to predict the number or types of new investment opportunities that may arise during any given year and as such, it would not be appropriate to set a specific growth target in terms of number of investments or other specific metrics with respect to a new investment as it may encourage risk-taking behavior. As well, avoiding investments with inappropriate risk or inappropriate risk-return profile may also be as important to the achievement of the Corporate Goals.

The Corporation’s success is driven by the ability to take advantage of opportunities that arise while maintaining strong discipline. As a result, the CCGC historically has taken a more principled approach to compensation as opposed to a fully objective or formulaic one. The Corporation’s business has evolved since its IPO in 2007 and the management team have continued to create true shareholder value over this period by focusing on its business model principles and not specific targets. In evaluating corporate and individual performance, the CCGC evaluates each Corporate Goal and individual performance taking into account numerous objective and subjective factors.

While the CCGC historically has not used a fully objective or formulaic approach to compensation, it continually evaluates its compensation program with a view to maintaining best practices. During 2018, the CCGC engaged with institutional investors on compensation matters. It also undertook an extensive review to determine what, if any,

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objective performance metrics would be appropriate to adopt in its compensation program. Ultimately, the CCGC determined that three new objective performance metrics would be adopted for 2019 and onwards within its existing framework of the Corporate Goals. Each of the new performance metrics is discussed below.

New Objective Performance Measure No. 1 – Relative Total Shareholder Return (“Relative TSR”)

The first new objective performance measure adopted by the CCGC is Relative TSR (including capital appreciation and dividends) and this measure fits within the Corporate Goal of Performance. The CCGC has always maintained an absolute focus on performance and generation/preservation of shareholder value in determining compensation. In prior years, the CCGC developed a broadly-based performance index which was then compared to the Corporation’s total shareholder return in order to determine whether performance-based RSUs should vest.

The CCGC will continue to use this performance index to determine whether performance-based RSUs should vest but the performance index will now also be used to determine whether adjustments to incentive compensation awards above or below target are warranted. The performance index (the “New Performance Index”) has also been updated to incorporate a new royalty/streaming specific peer group.

The New Performance Index will be equally weighted between three categories, being commodities (33%), market indices (33%) and a new royalty/streaming peer group (33%) with the specific weightings of the individual components in each category being based on the breakdown of the Corporation’s revenues and/or weightings in various indices.

The components of the New Performance Index and the rationale for their inclusion are as follows:

    the prices of gold, silver, platinum, palladium, and oil (WTI), as these are the principal commodities underlying the Corporation’s portfolio the S&P/TSX Global Gold Index for a comparison to operating gold companies the S&P/TSX Composite Index as it is a broad market index and a number of institutional investors invest in Franco-Nevada based on its inclusion in the Index the new royalty/streaming specific peer group consisting of Wheaton Precious Metals Corporation, Royal Gold, Inc. and Prairie Sky Royalty Ltd. as these are the largest (by market capitalization) royalty/streaming peers in the industry

The Corporation’s total shareholder return (assuming reinvestment of dividends) relative to the return generated by the New Performance Index will be considered on a one-year and three-year basis. The CCGC has decided to use two time periods for measurement for a balanced perspective rather than taking a short-term focus.

If the Corporation’s total shareholder return significantly outperforms or underperforms relative to the New Performance Index, the CCGC will consider whether awards of incentive compensation above or below target are warranted. If the Corporation’s total shareholder return is generally aligned relative to the New Performance Index, the CCGC expects to award incentive compensation at targeted levels unless there are other extraordinary factors which would be disclosed.

The new Relative TSR performance measure will indicate how management has performed against (i) commodity prices, (ii) peers in the allocation of capital, and (iii) generalist investment alternatives.

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The composition and performance of the New Performance Index for 2018 and the period 2015-2018 and the Corporation’s Relative TSR for the same periods is set out below:

Based on the foregoing, the CCGC determined that the performance-based RSUs granted in 2015 would vest as the performance-based vesting criteria had been satisfied.

New Objective Performance Measure No. 2 – Resource Replacement per Share

The second new objective performance measure adopted by the CCGC is Resource Replacement per Share and this measure fits within the Corporate Goal of Growth. The CCGC has adopted this performance measure to evaluate management’s performance in accretively growing the Corporation’s business.

The Corporation does not operate or explore for mines. Rather, it has a broad portfolio of royalties and streams on many operations allowing it to, among other things, maximize exploration upside and focus on new investments.

The CCGC will measure the Corporation’s one-year and rolling three-year average royalty-equivalent precious metals ounces (based on measured and indicated royalty-equivalent ounces) in its portfolio against the prior one-year and three-year average on a per share basis. This will show whether the Corporation’s resource base is growing sufficiently on a per share basis to replace precious metals ounces realized by the Corporation over the relevant time period. Growth is expected to occur from exploration conducted by operators of the assets on which the Corporation has royalty and stream interests and from new acquisitions. By measuring on a per share basis, the CCGC will be able to determine whether management has been growing the Corporation’s business accretively and will also further provide a look back on management’s initial evaluation of its investments.

In determining whether the Corporate Goal of Growth has been achieved, the CCGC will take into account whether the Resource Replacement per Share measure confirms replacement of precious metals ounces realized by the Corporation over the relevant time periods. Oil and gas resources will not initially be considered in this metric given the current breakdown between oil and gas assets and mining assets in the  Corporation’s overall portfolio.  The Corporation will assess on a regular basis when it would be appropriate to incorporate oil and gas resources into this metric.

New Objective Performance Measure No. 3 – General and Administration Costs (“G&A”) per Gold Equivalent Ounce (“GEO”)

The third new objective performance measure adopted by the CCGC is G&A per GEO and this measure fits within the Corporate Goal of Margins. The CCGC has adopted this performance measure to evaluate management’s performance in containing costs and maintaining the scalability of the Corporation’s business.

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One of the Corporation’s business principles is that its business is scalable such that management can continue to grow the business without significantly increasing costs.

The CCGC will measure the Corporation’s one-year and rolling three-year average G&A against the prior one and three year average on a per GEO basis. This will indicate whether the management team has been successful in maintaining costs and the scalability of the business.

In determining whether the Corporate Goal of Margins has been met, the CCGC will take into account whether G&A per GEO confirms that management has maintained cost control over the relevant time period.

2018 Corporate Performance and Incentive Compensation Awards

Set out in the chart below are (i) the key principles for each Corporate Goal, (ii) the objective and subjective achievements for 2018 considered in determining incentive awards for 2018, and (iii) the CCGC’s conclusion as to the satisfaction of each Corporate Goal. In determining incentive awards for 2018, the CCGC was very much aware of the fact that, notwithstanding the Corporation outperformed various benchmarks, the Corporation had slightly negative share performance for the year.  As such, the CCGC determined that awards of all incentive compensation at targeted levels for the Named Executive Officers (except Mr. O’Connell) struck an appropriate balance between the Corporation’s relative outperformance and management’s significant achievements against the Corporation’s slightly negative share price performance.  In the case of Mr. O’Connell, the CCGC determined to award a greater than targeted cash bonus in recognition of his execution on an industry-leading, first-of-its-kind transaction in the oil & gas royalty space.

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Corporate Goal (1)	Key Principles	2018 Achievements and Considerations	Conclusion
Growth through value-added acquisitions Organic growth from existing investments

Completion of a strategic relationship with Continental Resources, Inc. to jointly acquire up to US$520 million in mineral rights in the SCOOP/STACK play of Oklahoma; this transaction was an industry leading novel transaction with a world-class operator

Objective achieved
Completion of funding commitment for the Cobra Panama project
Acquisition of several royalties throughout the year
Continued positive developments from existing assets and organic growth in the Corporation’s reserve and resource base after accounting for depletion
Numerous opportunities evaluated and declined
	Outperform various external benchmarks Strong financial performance against budget and guidance	447,902 GEOs earned during 2018 meeting revised guidance	Objective achieved
Exceeded increased oil & gas revenue guidance
Outperformance against gold equity indices and Canadian general market indices but slightly negative performance of 4.7% and 12.2% on a C$ and US$ basis, respectively
	Maintain margins through containing costs Maintain a sustainable dividend Strong treasury management	Dividend increased for a 11th consecutive year and the Corporation was amongst the largest payers of dividends in the gold industry with US$180 million in dividends declared	Objective achieved
Margins(2) of 79.5%
At year-end Corporation had available capital of US$1.2 billion for new investments
G&A expense remained stable
	Comprehensive risk management through robust asset management and risk control	Asset management and internal audit processes improved	Objective achieved
Over 25 site audits conducted, including all significant assets of the Corporation
Effective asset management throughout the year
	Proper succession planning Strong depth for all skill sets Mentorship	Promotion of Paul Brink to President & Chief Operating Officer as part of an orderly succession process	Objective achieved
Continued mentorship provided by the executive team to the management team
Additional depth added to the business development, legal and energy team
Continued professional development of executive team

Notes

(1)     All the Named Executive Officers are responsible for the achievement of the Corporate Goals.  However, the level of responsibility may be different based on the role of such Named Executive Officer.  The CEO and President & Chief Operating Officer have full responsibility for all the Corporate Goals. Mr. Rana has greater responsibility for margins and risk management, and medium responsibility for growth, performance and succession. Mr. Hong has greater responsibility for risk management, medium responsibility for growth, performance and succession and low responsibility for margins. Mr. O’Connell has greater responsibility for margins and risk management, medium responsibility for growth and performance and low responsibility for succession.

(2)     Margin is defined by the Corporation as Adjusted EBITDA divided by revenue. The Corporation uses this non-GAAP measure to evaluate management’s performance in increasing revenue and containing costs. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS. Please refer to the Corporation’s financial statements for additional detail.

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Named Executive Officers: Accomplishments and Incentive Awards

The following section provides information about each Named Executive Officer and their respective 2018 performance and compensation awards.

David Harquail

Chief Executive Officer

David Harquail is Chief Executive Officer and is a Director of Franco-Nevada. He is responsible for leading and guiding Franco-Nevada’s business. In discharging his responsibilities, Mr. Harquail is required to, among other things, (i) provide leadership and direction to the Franco-Nevada management team; (ii) foster a corporate culture that promotes ethical practices and encourages individual integrity; (iii) develop and recommend to the Board a long-term strategy and vision; and (iv) have overall responsibility for the achievement of Franco-Nevada’s financial and operating goals and objectives.  Mr. Harquail led the initial public offering of the Corporation in 2007 and has overseen the growth of the Corporation over the past 11 years. Under his leadership, the Corporation has created true shareholder value.  For a brief biographical description for Mr. Harquail, please see “Director Information – Nominee Information” above.

Individual performance considerations	CCGC conclusions

Mr. Harquail:

      Continued to provide exceptional leadership to the Corporation and mentorship to the executive team

      Progressed succession planning through the promotion of Paul Brink to President & Chief Operating Officer

      Successfully transitioned additional responsibility to Mr. Brink

      Undertook broader industry leadership and was recognized by his peers with his appointment as Chair of the World Gold Council

Mr. Harquail met or exceeded all objectives set for him in 2018.  All incentive compensation was awarded at targeted levels, all as detailed in the Summary Compensation Table. In connection with Mr. Brink’s promotion to President & Chief Operating Officer, Mr. Harquail voluntarily reduced his compensation package. Mr. Harquail’s base salary was reduced by $125,500, effective July 1, 2018 and incentive compensation was adjusted accordingly. Mr. Harquail’s base salary for 2019 remains the same as at the end of 2018.

Set out below is a graph setting out Mr. Harquail’s: (i) targeted compensation for the past five years (based on the targets disclosed in the Corporation’s management information circulars for the relevant years), (ii) the actual compensation awarded (based on the amounts reported in the Summary Compensation Tables in the Corporation’s management information circulars for the relevant years), (iii) the compensation realized (based on the market value of RSUs as at the date of vesting and the value realized on the exercise of stock options less the applicable exercise price of such stock options), and (iv) the amounts which may be realized in future in respect of each relevant year (based on the market value of RSUs and in-the-money value of stock options as at December 31, 2018). The graph also depicts total shareholder return over the same period (assuming reinvestment of dividends). During this period, the total shareholder return has been 134% and Mr. Harquail’s realized and realizable pay has demonstrated a strong alignment between CEO compensation and shareholder interests.

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Paul Brink

President & Chief Operating Officer

Paul Brink has been with Franco-Nevada since its inception. He served as SVP Business Development from 2008 to 2018 when he was promoted to President & Chief Operating Officer. He previously had roles in corporate development at Newmont, investment banking at BMO Nesbitt Burns and project financing at UBS. Mr. Brink holds a Bachelor’s degree in Mechanical Engineering from the University of Witwatersrand and a Master’s degree in Management Studies from Oxford University. His community support roles include the YMCA and Trails Youth Initiatives.

Individual performance considerations	CCGC conclusions

Mr. Brink:

      Was promoted to President & Chief Operating Officer as part of an orderly succession process

      Assumed greater overall responsibliity for operation of the business

      Provided mentorship to the business development and oil & gas team

Mr. Brink met or exceeded all objectives set for him in 2018.  Mr. Brink was promoted to President & Chief Operating Officer effective July 1, 2018 and his incentive compensation targets were adjusted to align with the CEO. He was also granted options for his promotion, all as detailed in the Summary Compensation Table. Mr. Brink’s base salary for 2019 was adjusted by 1%.

Sandip Rana

Chief Financial Officer

Sandip Rana, Chief Financial Officer, rejoined Franco-Nevada in April 2010. He previously served in treasurer and controller roles at Old Franco-Nevada until 2002 and then acted as an international controller for Newmont. From 2003 to April 2010, Mr. Rana held financial roles at Four Seasons Hotels Limited where he last served as Vice-President Corporate Finance. Mr. Rana holds a Bachelor of Business Administration degree from the Schulich School of Business and is a Chartered Professional Accountant, CA. In February 2019, Mr. Rana was recognized as a Top Gun CFO by Brendan Wood International.

Individual performance considerations	CCGC conclusions
Mr. Rana: Assumed greater leadership within the Corporation Assumed greater responsibility on shareholder engagement Executed on initiatives to maintain the Corporation’s strong financial position

Mr. Rana met or exceeded all objectives set for him in 2018. All incentive compensation was awarded at targeted levels, all as detailed in the Summary Compensation Table. Mr. Rana’s base salary for 2019 was also adjusted by 6%.

Lloyd Hong

Chief Legal Officer & Corporate Secretary

Lloyd Hong, Chief Legal Officer & Corporate Secretary, joined Franco-Nevada in December 2012. He previously was the Senior Vice‐President, Legal Counsel and Assistant Secretary of Uranium One Inc. Prior to that, he was a partner with the Canadian law firm of Davis LLP (now DLA Piper (Canada) LLP) with a practice focused on corporate finance and mergers and acquisitions. Mr. Hong holds a Bachelor of Commerce degree from the University of Alberta and a Bachelor of Laws degree from Queen’s University. Mr. Hong is a member of The Law Society of Ontario and The Law Society of British Columbia (non-practising).

Individual performance considerations	CCGC conclusions

Mr. Hong:

      Led legal negotiations on the strategic relationship with Continental Resources, Inc. and precious metals transactions

      Executed successfully on a number of corporate and governance initiatives

      Assumed greater leadership within the Corporation and greater responsibility for ongoing asset management

Mr. Hong met or exceeded all objectives set for him in 2018. All incentive compensation was awarded at targeted levels, all as detailed in the Summary Compensation Table. Mr. Hong’s base salary for 2019 was also adjusted by 7%.

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Jason O’Connell

Vice President, Energy

Jason O’Connell, Vice President, Energy, has been with Franco-Nevada since 2008. In his role as Vice President, Energy, Mr. O’Connell reports to Mr. Brink. Mr. O’Connell has held a variety of roles during his tenure with the Corporation, including managing the investor relations’ function and as a Director in the Business Development group. Prior to joining Franco-Nevada, he worked in mining equity research with the Bank of Montreal. Mr. O’Connell holds a Master of Business Administration degree from Dalhousie University and Bachelor of Science degree with honours in Geology from Acadia University.

Individual performance considerations	CCGC conclusions

Mr. O’Connell:

      Executed on the strategic relationship with Continental Resources, Inc., a first-of-its-kind transaction

      Implemented additional processes for robust asset admininstration

      Evaluated numerous other opportunities in the energy space

Mr. O’Connell met or exceeded all objectives set for him in 2018. In recognition of Mr. O’Connell’s performance in connection with the Continental Resources transaction, a performance factor of 150% of base salary was applied to his annual cash bonus. All other incentive compensation was awarded at targeted levels, all as detailed in the Summary Compensation Table. As well, in recognition of Mr. O’Connell’s continued professional development and greater responsibilities, it was determined that an adjustment of 20% to Mr. O’Connell’s base salary for 2019 was warranted.

Other

Pension, Perquisites and Personal Benefits

The Corporation has no pension plan, deferred compensation plan or other programs related to retirement funding. The Corporation provides health and insurance benefits, as well as basic fitness club memberships and parking or public transit reimbursement to all its employees including its Named Executive Officers. No additional benefits are provided to the Named Executive Officers. Given the relatively nominal nature of these perquisites and benefits, they do not affect decisions about other elements of compensation.

Termination and Change of Control Benefits

Messrs. Harquail, Brink, Rana and Hong have termination and double-trigger change of control provisions in their respective employment agreements. See “Discussion of Summary Compensation Table – Employment Agreements”, “Termination Benefits” and “Change of Control Benefits” in this section below. The CCGC took into account market standards for termination and change of control benefits when determining the events that trigger payment under these arrangements. Mr. O’Connell does not have any contractual termination or change of control provisions in respect of his employment with the Corporation.

Other Compensation-Related Matters

Financial Instruments: The Corporation’s Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities requires pre-approval for trades by insiders. The policy also strictly prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments, that are designed to hedge or offset a decrease in market value of equity securities.

Anticipated Changes to Compensation Policies and Practices: The Corporation does not intend to make any significant additional changes to its compensation policies and practices for fiscal 2019 other than discussed earlier in this Circular.

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Performance Graph

The graph below compares the cumulative total return over the five years ended December 31, 2018 of the common shares of the Corporation with the cumulative total return of the S&P/TSX Global Gold Index, the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index assuming a $100 investment was made on December 31, 2013 and that all dividends had been reinvested.

Comparison of Cumulative Total Shareholder Return
on a $100 Investment in Common Shares
of the Corporation and the Relevant S&P/TSX Indices

Over the five-year period ended December 31, 2018, an investment in the Corporation has resulted in a compound annual return on the investment of 18.5% (including dividends), significantly outperforming the market as set out in the graph above. Over the same five-year period, the trend of executive compensation has been aligned with total shareholder returns. Total Named Executive Officer compensation is set out in the chart above illustrating the total amount of compensation awarded to the Named Executive Officers as reported in the Corporation’s management information circular for each relevant year.

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Summary Compensation Table

The following tables (presented in accordance with Form 51‑102F6) sets forth all direct and indirect compensation for, or in connection with, services provided to the Corporation and its subsidiaries for the financial years ended December 31, 2018,  2017 and 2016 in respect of the Named Executive Officers. The tables are presented in both C$ and US$. While the Corporation pays its Named Executive Officers in Canadian dollars many other companies (including companies that pay their Named Executive Officers in Canadian dollars) present their compensation information in US$ and, as such, the Corporation has also provided the information in US$ to facilitate comparison.

Summary Compensation Table
(in C$)

Name and	Year	Salary(1)	Share-based	Option-based	Non-equity		All other	Total
principal			awards(2)	awards(3)	incentive plan		compensation(5)	compensation
position					compensation

					Annual	Long-term
					incentive	incentive
					plans(4)	plans

David Harquail	2018	$812,750	$1,625,500	$812,750	$812,750	Nil	$15,066	$4,078,816
Chief Executive Officer	2017	$850,000	$1,700,000	$850,000	$1,100,000	Nil	$17,178	$4,517,178
	2016	$750,000	$1,500,000	$1,500,000	$1,500,000	Nil	$14,948	$5,264,948

Paul Brink	2018	$618,000	$927,000	$1,463,500	$309,000	Nil	$13,417	$3,330,917
President &	2017	$600,000	$600,000	$300,000	$850,000	Nil	$11,924	$2,361,924
Chief Operating Officer	2016	$500,000	$500,000	$1,000,000	$1,000,000	Nil	$12,017	$3,012,017

Sandip Rana	2018	$566,500	$566,500	$283,250	$283,250	Nil	$12,360	$1,711,860
Chief Financial Officer	2017	$550,000	$550,000	$275,000	$850,000	Nil	$13,145	$2,238,145
	2016	$450,000	$450,000	$1,000,000	$900,000	Nil	$10,467	$2,810,467

Lloyd Hong	2018	$515,000	$515,000	$257,500	$257,500	Nil	$19,566	$1,564,566
Chief Legal Officer &	2017	$500,000	$500,000	$250,000	$850,000	Nil	$14,303	$2,114,303
Corporate Secretary	2016	$400,000	$400,000	$1,000,000	$800,000	Nil	$16,148	$2,616,148

Jason O’Connell	2018	$250,000	$250,000	$125,000	$375,000	Nil	$15,933	$1,015,933
Vice President, Energy(6)	2017	$220,000	$220,000	$110,000	$440,000	Nil	$14,190	$1,004,190
	2016	$200,000	$200,000	$100,000	$300,000	Nil	$15,756	$815,756

Summary Compensation Table
(in US$)(7)

Name and	Year	Salary(1)	Share-based	Option-based	Non-equity		All other	Total
principal			awards(2)	awards(3)	incentive plan		compensation(5)	compensation
position					compensation

					Annual	Long-term
					incentive	incentive
					plans(4)	plans

David Harquail	2018	$627,524	$1,212,948	$606,474	$627,524	Nil	$11,632	$3,086,103
Chief Executive Officer	2017	$641,750	$1,322,600	$661,300	$830,500	Nil	$12,970	$3,469,120
	2016	$566,625	$1,141,459	$1,141,508	$1,133,250	Nil	$11,293	$3,994,135

Paul Brink	2018	$477,158	$691,727	$1,111,264	$238,579	Nil	$10,359	$2,529,087
President &	2017	$453,000	$466,800	$233,400	$641,750	Nil	$9,002	$1,803,952
Chief Operating Officer	2016	$377,750	$380,448	$761,005	$755,500	Nil	$9,079	$2,283,782

Sandip Rana	2018	$437,395	$422,722	$211,361	$218,697	Nil	$9,543	$1,299,719
Chief Financial Officer	2017	$415,250	$427,900	$213,950	$641,750	Nil	$9,925	$1,708,775
	2016	$339,975	$342,438	$761,005	$679,950	Nil	$7,908	$2,131,276

Lloyd Hong	2018	$397,632	$384,293	$192,147	$198,816	Nil	$15,107	$1,187,994
Chief Legal Officer &	2017	$377,500	$389,000	$194,500	$641,750	Nil	$10,799	$1,613,549
Corporate Secretary	2016	$302,200	$304,427	$761,005	$604,400	Nil	$12,200	$1,984,232

Jason O’Connell	2018	$193,025	$186,550	$93,275	$289,538	Nil	$12,302	$774,689
Vice President, Energy(6)	2017	$166,100	$171,160	$85,580	$332,200	Nil	$10,714	$765,754
	2016	$151,100	$152,156	$76,094	$226,650	Nil	$11,904	$617,904

Notes

(1)	Salary and other cash compensation awarded to, earned by, paid to, or payable to the Named Executive Officers was payable in Canadian dollars.

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(2)

Represents time-based and performance-based RSUs. Time-based RSUs vest annually in equal thirds commencing on the first anniversary of the grant date. Performance-based RSUs vest on the third anniversary of the grant date (i.e. December 11, 2019, December 11, 2020 and December 11, 2021) upon satisfaction of certain performance criteria as described in “Elements of Compensation – Restricted Share Units”.  The value of the share-based awards was calculated using the 5‑day weighted average price on the TSX prior to the grant date (the “Grant Date Price”). The relevant grant dates and Grant Date Prices are as follows:

Grant date	Grant Date Price

December 11, 2018	$94.57

December 11, 2017	$100.10

December 12, 2016 (as December 11, 2016 fell on a Sunday)	$75.45

(3)

Represents stock options granted which will vest annually in equal thirds commencing on the first anniversary of the grant date. The fair value of stock options granted was calculated using a Black-Scholes option pricing model (the most commonly used form of fair value determination with respect to stock options). The relevant grant dates and Black-Scholes assumptions are as follows:

Grant date		Black-Scholes assumptions

	Risk-free rate	Life	Volatility	Dividend Yield

December 11, 2018	1.99%	5.0 years	32.48%	1.36%

August 20, 2018	2.18%	5.0 years	33.29%	1.41%

December 11, 2017	1.65%	5.0 years	36.10%	1.19%

December 12, 2016 (as December 11, 2016 fell on a Sunday)	0.66%	5.0 years	37.67%	1.54%

(4)	Represent cash bonuses.
(5)	Includes all perquisites, including health and insurance benefits in all cases, $125 or less per month for fitness club memberships in some cases and parking costs in some cases.
(6)	Mr. O’Connell was appointed Vice President, Energy on May 1, 2016.
(7)

The rate used for currency translation into U.S. dollars (the Corporation’s reporting currency) of salary and other cash compensation was the average rate used for currency translation for the Corporation’s expenses for the relevant year, being 0.7721 for the year ended December 31, 2018,  0.7550 for the year ended December 31, 2017 and 0.7555 for the year ended December 31, 2016. The rate used for currency translation into U.S. for share-based awards and option-based awards was the Bank of Canada daily rate on the relevant grant date, being 0.7462 for the December 11, 2018 awards, 0.7654 for the August 20, 2018 award, 0.7780 for the 2017 awards and 0.7610 for the 2016 awards.

Discussion of Summary Compensation Table

Additional factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each executive officer’s employment agreement and executive officers’ equity investment requirements.

Employment Agreements

Each of Messrs. Harquail, Brink, Rana and Hong has entered into an employment agreement with the Corporation which provides for a base salary, subject to an annual review by the CCGC which may recommend to the Board increases to such base salary. Each such executive officer is also entitled to receive incentive compensation as described above (see “Elements of Compensation”). Each such executive officer is also eligible to participate in the 2018 Share Compensation Plan and is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives. Mr. Harquail has additionally agreed to hold for one year following departure from the Corporation the securities he has received from the Corporation in the then most recent three-year period under the Corporation’s equity incentive compensation plans. Mr. O’Connell receives the same entitlements described above under his employment arrangements with the Corporation but is not subject to the Equity Ownership Policy for Executives as it only applies to C-suite executives.

For information as to the termination provisions and termination and change of control benefits provided in the above employment agreements, including changes to certain of the executive officers’ employment agreements, see “Termination and Change of Control Benefits” in this section below.

Clawback

The Named Executive Officers have each agreed to a clawback of their incentive compensation if (i) the Corporation’s financial statements are required to be restated due to the fraudulent behaviour or other intentional misconduct of such executive officers, or (ii) they are found to have engaged in intentional, egregious misconduct whether or not the Corporation’s financial statements are required to be restated. In each case they have agreed to reimburse the Corporation for, or forfeit, as applicable, any entitlement to any bonus or other incentive-based or equity-based compensation received by them during the 12‑month period following the issuance/filing of the financial statements

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required to be restated or during the 12-month period prior to when the Corporation becomes aware of the misconduct, as applicable.

Executives’ Equity Investment Requirements

With a view to aligning the interests of executive officers with those of the Corporation’s shareholders, each executive officer of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to a multiple of such executive officer’s then current base salary as set out in the table below, depending on such executive officer’s level of responsibility. The requirement is to be satisfied in the form of common shares and RSUs of the Corporation. Each executive officer has a period of three years from the date on which he commenced employment with the Corporation as an executive officer, to satisfy the minimum equity investment requirement.

Under the Equity Ownership Policy for Executive Officers, if an executive officer has not achieved the minimum equity investment at the time of any options being exercised by the executive officer, he shall be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements and if an executive officer has not achieved the minimum equity investment at the time of any RSUs vesting, the executive officer will be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the RSUs vesting required to achieve the minimum equity ownership requirements.

For the purpose of determining the value of the equity investment of an executive officer at any time, the value of common shares and RSUs held by such executive officer will be based on the current market value of the common shares held and of the RSUs.  The following table summarizes the equity investment in the Corporation of each executive officer as at March 20, 2019 (including ownership requirements for 2019 and onwards).

Equity Investment Summary

Name	Ownership	Equity Ownership		Equity Ownership		Net Changes in		Value of		Additional
	Requirement(1)	as at March 20, 2019		as at March 22, 2018		Equity Ownership		Equity Investment at		Required
	(in C$)							March 20, 2019 (2)		Investment

		Common	RSUs	Common	RSUs	Common	RSUs	Common	RSUs
		Shares		Shares		Shares		Shares

David Harquail	3 times base salary/	1,092,921	44,594	1,142,205	48,758	(49,284)	(4,164)	$107,488,780	$4,385,820	Nil
	$2,250,000

Paul Brink	2 times base salary/	211,664	19,214	208,646	16,585	3,018	2,629	$20,817,154	$1,889,697	Nil
	$1,250,000

Sandip Rana	2 times base salary/	35,731	14,544	35,731	15,027	Nil	(483)	$3,514,144	$1,430,402	Nil
	$1,200,000

Lloyd Hong	2 times base salary/	5,200	13,144	4,414	13,469	786	(325)	$511,420	$1,292,712	Nil
	$1,100,000

Notes

(1)	2019 base salaries have been set as follows: C$750,000 for Mr. Harquail; C$625,000 for Mr. Brink; C$600,000 for Mr. Rana; and C$550,000 for Mr. Hong.
(2)	The closing price of the common shares on the TSX on March 20, 2019 was C$98.35 per share.

Other Information

There were no repricings during the financial year ended December 31, 2018. During the financial year ended December 31, 2018, no changes were made to the 2018 Share Compensation Plan other than the amendments that were approved by shareholders at the annual and special meeting held on May 9, 2018. Please refer to pages 53 to 57 of this Circular for a summary of the 2018 Share Compensation Plan.

The share-based awards reported in the Summary Compensation Table above are for RSUs awarded pursuant to the 2018 Share Compensation Plan. During 2016, an aggregate of 40,422 RSUs were awarded to the Named Executive Officers, being 20,211 performance-based RSUs which will vest on December 11, 2019 upon satisfaction of certain performance criteria and 20,211 time-based RSUs which will vest annually in equal thirds commencing on the first anniversary of the award date (being December 11, 2017). During 2017, an aggregate of 35,666 RSUs were awarded

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to the Named Executive Officers, being 17,833 performance-based RSUs which will vest on December 11, 2020 upon the satisfaction of certain performance criteria and 17,833 time-based RSUs which will vest annually in equal thirds commencing on the first anniversary of the award date (being December 11, 2018). During 2018, an aggregate of 41,070 RSUs were awarded to the Named Executive Officers, being 20,535 performance-based RSUs which will vest on December 11, 2021 upon the satisfaction of certain performance criteria and 20,535 time-based RSUs which will vest annually in equal thirds commencing on the first anniversary of the award date (being December 11, 2019).

The only awards of options reported in the Summary Compensation Table above are as follows: (i)  an award of stock options to the Named Executive Officers in 2016 as part of the annual incentive compensation program (an aggregate of 211,204 options were awarded at an exercise price of $75.45, vesting over a three-year period); (ii) an award of stock options to the Named Executive Officers in 2017 as part of the annual incentive compensation program (an aggregate of 58,911 options were awarded at an exercise price of $100.10, vesting over a three-year period); (iii) an award of stock options to Mr. Brink in 2018 in connection with his promotion (39,777 options were awarded at an exercise price of $88.76, vesting over a three-year period); and (iv) an award of stock options to the Named Executive Officers in 2018 as part of the annual incentive compensation program (an aggregate of 74,521 options were awarded at an exercise price of $94.57, vesting over a three-year period).

114,298 options were granted to Named Executive Officers in 2018 and, therefore, the Named Executive Officer option grant rate in 2018 as a percentage of the number of common shares outstanding was approximately 0.06%. A total of 153,824 options were granted by the Corporation in 2018 and the total option grant rate in 2018 as a percentage of the number of common shares outstanding was approximately 0.08%. The total cost of Named Executive Officer compensation in 2018 as a percentage of Adjusted EBITDA was approximately 1.71%.

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Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table (presented in accordance with Form 51‑102F6) sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

Name	Option-based Awards				Share-based Awards

	Number of	Option	Option	Value of	Number of	Market or	Market or
	securities	exercise	expiration	unexercised	shares or	payout value	payout
	underlying	price	date	in-the-money	units that	of share-	value of
	unexercised	(in C$)		options(2)	have not	based	vested
	options(1)			(in C$)	vested(3)	awards that	share-
						have not	based
						vested(4)	awards
						(in C$)	not paid
							out or
							distributed

David Harquail	68,871	$75.45	Dec. 11, 2026	$1,396,704	3,313	$317,153	Nil
	28,053	$100.10	Dec. 11, 2027	Nil	9,940	$951,556
	31,188	$94.57	Dec. 11, 2028	$36,178	5,661	$541,928
					8,492	$812,939
					8,594	$822,704
					8,594	$822,704

Paul Brink	12,373	$55.58	Dec. 12, 2022	$496,776	1,104	$105,686	Nil
	17,307	$40.87	Dec. 11, 2023	$949,462	3,313	$317,153
	13,076	$59.52	Dec. 11, 2024	$473,482	1,998	$191,269
	14,251	$65.76	Dec. 11, 2025	$427,102	2,997	$286,903
	45,914	$75.45	Dec. 11, 2026	$931,136	4,901	$469,173
	9,901	$100.10	Dec. 11, 2027	Nil	4,901	$469,173
	39,777	$88.76	Aug. 20, 2028	$277,246
	17,786	$94.57	Dec. 11, 2028	$20,632

Sandip Rana	10,000	$31.39	May. 22, 2020	$643,400	994	$95,156	Nil
	10,605	$55.58	Dec. 12, 2022	$425,791	2,982	$285,467
	15,144	$40.87	Dec. 11, 2023	$830,800	1,831	$175,282
	11,675	$59.52	Dec. 11, 2024	$422,752	2,747	$262,970
	12,826	$65.76	Dec. 11, 2025	$384,395	2,995	$286,711
	45,914	$75.45	Dec. 11, 2026	$931,136	2,995	$286,711
	9,076	$100.10	Dec. 11, 2027	Nil
	10,869	$94.57	Dec. 11, 2028	$12,608

Lloyd Hong	10,384	$40.87	Dec. 11, 2023	$569,666	884	$84,625	Nil
	9,340	$59.52	Dec. 11, 2024	$338,201	2,651	$253,780
	11,401	$65.76	Dec. 11, 2025	$341,688	1,665	$159,390
	45,914	$75.45	Dec. 11, 2026	$931,136	2,498	$239,134
	8,251	$100.10	Dec. 11, 2027	Nil	2,723	$260,673
	9,881	$94.57	Dec. 11, 2028	$11,462	2,723	$260,673

Jason O’Connell	20,759	$59.52	Dec. 11, 2024	$751,683	442	$42,313	Nil
	5,700	$65.76	Dec. 11, 2025	$170,829	1,325	$126,842
	4,591	$75.45	Dec. 11, 2026	$93,105	733	$70,170
	3,630	$100.10	Dec. 11, 2027	Nil	1,099	$105,207
	4,797	$94.57	Dec. 11, 2028	$5,565	1,322	$126,555
					1,322	$126,555

Notes

(1)

Options vest over a three-year period in equal thirds commencing on the first anniversary of the grant date and have a 10‑year term. Grant dates coincide with the date 10 years prior to the option expiration date.

(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2018, which was C$95.73 per share, less the exercise price of the options.
(3)

Represents time-based and performance-based RSUs. RSUs (ordered as time-based RSUs followed by performance-based RSUs) are listed in chronological order by grant date of December 11, 2016, December 11, 2017 and December 11, 2018, respectively. Time-based RSUs vest annually in equal thirds commencing on the first anniversary of the grant date and the figures listed represent the one-third (December 11, 2016 original grant), two-thirds (December 11, 2017 grant) and full grant (December 11, 2018 grant), respectively, of the original grant of RSUs that remain unvested. Performance-based RSUs vest on the third anniversary of the award date (i.e. December 11, 2019, December 11, 2020 and December 11, 2021) upon satisfaction of certain performance criteria as described in “Elements of Compensation – Restricted Share Units” in this section above.

(4)	The market or payout value was calculated using the closing price of the common shares on the TSX on December 31, 2018, which was C$95.73 per share.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table (presented in accordance with Form 51‑102F6) sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards	Share-based awards	Non-equity incentive
	Value vested during	Value vested during	plan compensation
	the year(1)	the year(2)	Value earned during
	(in C$)	(in C$)	the year
			(in C$)

David Harquail	$856,579	$2,023,316	$812,750

Paul Brink	$433,270	$679,713	$309,000

Sandip Rana	$419,495	$613,381	$283,250

Lloyd Hong	$405,720	$546,860	$257,500

Jason O’Connell	$84,664	$172,463	$375,000

Notes

(1)

Represents 33 1/3% of options granted on December 11, 2015, December 11, 2016 and December 11, 2017. The value vested during the year of option-based grants was calculated using the closing price of C$94.76 on the TSX on the vesting date, which was December 11, 2018, less the exercise price of the options.

(2)

Represents: (i) performance-based RSUs which were granted on December 11, 2015 and vested on December 11, 2018 following determination by the CCGC that the performance-vesting criteria had been satisfied) and (ii) the portion of time-based RSUs which vested in 2018 in respect of time-based RSUs that were granted in 2015,  2016 and 2017, respectively (in each case, being 33 1/3% of the common shares subject to the original RSU grant) as set out below:

Name	Number of	Number of	Number of	Number of
	performance-based	time-based RSUs	time-based RSUs	time-based RSUs
	RSUs which vested in	granted in 2015	granted in 2016	granted in 2017
	2018	which vested in	which vested in	which vested in
		2018	2018	2018

David Harquail	11,405	3,802	3,314	2,831

Paul Brink	3,802	1,267	1,105	999

Sandip Rana	3,422	1,141	994	916

Lloyd Hong	3,041	1,014	883	833

Jason O’Connell	760	253	441	366

The value vested was calculated using the closing price of C$94.76 on the TSX on the vesting date of December 11, 2018.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities	Aggregate	Unexercised			Value of
	Acquired on	Value	Options at			Unexercised
	Exercise	Realized(1)	Financial Year-End			In-the-Money
		(in C$)	Exercisable/			Options at
			Unexercisable			Financial Year-End(2)
						Exercisable/
						Unexercisable
						(in C$)

David Harquail	78,556	$2,680,642	55,265	/	72,847	$ 931,136	/	$501,746

Paul Brink	Nil	Nil	90,916	/	79,469	$ 2,967,573	/	$608,263

Sandip Rana	Nil	Nil	93,884	/	32,225	$ 3,327,888	/	$322,993

Lloyd Hong	Nil	Nil	64,484	/	30,687	$ 1,870,306	/	$321,847

Jason O'Connell	Nil	Nil	30,730	/	8,747	$ 984,589	/	$36,593

Notes

(1)

The aggregate value realized was calculated using the sale price of the common shares realized by each Named Executive Officer following the exercise of options by each Named Executive Officer, less the exercise price of the options.

(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2018, which was C$95.73 per share, less the exercise price of the options.

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Discussion of Incentive Plan Awards

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in “Compensation Discussion & Analysis” and below under “Other Information – 2018 Share Compensation Plan Summary”. An aggregate of 78,556 stock options held by one Named Executive Officer was exercised during the financial year ended December 31, 2018.

For 2019, incentive compensation will consist of an award of a cash bonus, time-based RSUs, performance-based RSUs and stock options which in the aggregate will be targeted at 200% of base salary (other than for the CEO and the President & Chief Operating Officer, who will have targets of 400% of base salary). For illustrative purposes, if all pre-set corporate and personal objectives for 2019 are met, in 2019 cash bonuses, time-based RSUs, performance-based RSUs and stock options are targeted to be awarded as follows:

Illustrative Incentive Compensation
(in C$)

Name	Base Salary	Target 2019	Target 2019	Target 2019	Target 2019
		Cash Bonus	Time-Based RSUs	Performance-based RSUs	Stock Options

David Harquail	$750,000	$750,000	$750,000	$750,000	$750,000

Paul Brink	$625,000	$625,000	$625,000	$625,000	$625,000

Sandip Rana	$600,000	$300,000	$300,000	$300,000	$300,000

Lloyd Hong	$550,000	$275,000	$275,000	$275,000	$275,000

Jason O'Connell	$300,000	$150,000	$150,000	$150,000	$150,000

Termination and Change of Control Benefits

Each of Messrs. Harquail, Brink, Rana, and Hong has entered into an employment agreement with the Corporation that provides for payments at, following, or in connection with, a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in such executive officers’ responsibilities. Mr. O’Connell does not have any contractual termination or change of control provisions in respect of his employment with the Corporation.

Termination Benefits

If any of Messrs. Harquail, Brink, Rana or Hong is terminated without just cause or resigns for “good reason” as defined in the applicable employment agreement (see below), such executive officer will be entitled to a lump sum severance payment equal to the sum of 24 months’ base salary (determined as at the time of termination or resignation, as applicable). The individual will also be entitled to continue participating in the Corporation’s benefit plans for the same 24 month period. If the Corporation is unable to continue the individual’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time.

Under the terms of the executive officers’ employment agreements, the concept of resignation for “good reason” applies in circumstances unrelated to a “change of control” (see below). The concept of “good reason” generally includes:

   changes in an executive officer’s duties or status, including a material change to the executive officer’s reporting relationship;

   a change in aggregate compensation which would include annual base salary and the executive officer’s aggregate incentive compensation or aggregate target incentive compensation that would have the effect of reducing aggregate compensation by 35% or more, including any change in performance metrics that would produce such a result;

   failure by the Corporation to continue to provide benefits at least as favourable as those initially provided or the taking of any action that would materially reduce any such benefits;

   the Corporation requiring the executive officer to relocate; and

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   failure by the Corporation to obtain a satisfactory agreement from a successor corporation to assume and agree to perform the employment agreement.

Change of Control Benefits

The executive officers have double-trigger “change of control” provisions in their applicable employment agreements. A “change of control” is defined as: (i) the acquisition of control in law (whether by sale, transfer, merger, consolidation or otherwise) of the Corporation by a third party (that is, the acquisition of control of at least 50.1% of the issued and outstanding voting shares of the Corporation) or (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Corporation to a third party.

In the event that a “change of control” occurs and the executive officer is terminated without cause or resigns for “good reason” (as defined above) within the twelve-month period following the “change of control”, the Corporation is required to provide to the executive officer a lump sum payment equal to a multiple of the executive officer’s base salary and bonus (see below) at the time of termination or resignation, as applicable. For this purpose, the term bonus means the sum of: (i) the cash bonus awarded for performance during the calendar year preceding the “change of control”; and (ii) the grant date dollar value of all share-based compensation awarded for performance during the calendar year preceding the “change of control”. The Corporation is also required to continue the executive officer’s benefits coverage for a specified period (see below). If the Corporation is unable to continue the executive officer’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time.

Under the terms of the 2018 Share Compensation Plan, all unvested RSUs and all options (whether or not currently exercisable) will vest or become exercisable, as applicable, at such time as determined by the CCGC in its sole discretion such that the executive officers will be able to participate in a change of control transaction, including by surrendering such RSUs or options, for consideration in the form of cash and/or securities, to be determined by the CCGC in its sole discretion.

For illustrative purposes, in accordance with Form 51‑102F6, the following table sets out the amounts payable:

a.	if an executive officer had been terminated without just cause or had resigned for “good reason” on December 31, 2018,
b.

if an executive officer had been terminated without just cause or had resigned for “good reason” on December 31, 2018 following a “change of control” (based on the applicable multiple and the actual base salary and bonus received for 2018, the specified period for benefits and the actual benefits received for 2018, the value of options vested as of such date (assuming accelerated vesting of all options as a result of the change of control) and the value of RSUs vested as of such date (assuming accelerated vesting of all RSUs (both time-based and performance-based) as a result of the change of control), and

c.

if an executive officer had neither been terminated without just cause nor had resigned for “good reason” on December 31, 2018 following a “change of control” (based on the value of options and RSUs vested as of such date (assuming accelerated vesting of all options and RSUs as a result of the change of control).

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Name	Involuntary termination		Change of control		Change of control
	without cause or resignation		and involuntary		without involuntary
	for “good reason”		termination without		termination but assuming
	(a)		cause or resignation		accelerated vesting of
	(in C$)		for “good reason”		stock options and RSUs
			(b)		(c)
			(in C$)		(in C$)

David Harquail
Severance	$1,625,500	(1)	$8,127,500	(3)	Nil
Option-based awards value vested	Nil		$501,746	(4)(7)	$501,746	(4)(7)
Share-based awards value vested	Nil		$4,268,984	(5)(7)	$4,268,984	(5)(7)
Benefits	$30,132	(2)	$30,132	(3)(6)	Nil

Paul Brink
Severance	$1,236,000	(1)	$4,976,250	(3)	Nil
Option-based awards value vested	Nil		$608,263	(4)(7)	$608,263	(4)(7)
Share-based awards value vested	Nil		$1,839,356	(5)(7)	$1,839,356	(5)(7)
Benefits	$26,834	(2)	$20,126	(3)(6)	Nil

Sandip Rana
Severance	$1,133,000	(1)	$2,549,250	(3)	Nil
Option-based awards value vested	Nil		$322,993	(4)(7)	$322,993	(4)(7)
Share-based awards value vested	Nil		$1,392,297	(5)(7)	$1,392,297	(5)(7)
Benefits	$24,720	(2)	$18,540	(3)(6)	Nil

Lloyd Hong
Severance	$1,030,000	(1)	$2,317,500	(3)	Nil
Option-based awards value vested	Nil		$321,847	(4)(7)	$321,847	(4)(7)
Share-based awards value vested	Nil		$1,258,275	(5)(7)	$1,258,275	(5)(7)
Benefits	$39,132	(2)	$29,349	(3)(6)	Nil

Notes

(1)	Equal to 24 months’ base salary for each executive officer as disclosed in the Summary Compensation Table.
(2)	The actual amounts of perquisites for all executive officers have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for 24 months.
(3)

The multiple and corresponding compensation period used for calculating the applicable lump sum payments upon a “change of control” is: (i) 2 times or 24 months for Mr. Harquail and (ii) 1.5 times or 18 months for Messrs. Brink, Rana, and Hong.

(4)

The value of stock options (assuming accelerated vesting of all options as a result of the change of control as provided or permitted for in the 2018 Share Compensation Plan) was calculated using the closing price of the common shares on the TSX on December 31, 2018, which was C$95.73 per share, less the exercise price of the options.

(5)

The value of RSUs (assuming accelerated vesting of all RSUs (both time-based and performance-based) as a result of the 2018 Share Compensation Plan was calculated using the closing price of the common shares on the TSX on December 31, 2018, which was C$95.73 per share.

(6)

The actual amounts of perquisites for all executive officers have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for the compensation period.

(7)

Under the terms of the 2018 Share Compensation Plan, all unvested RSUs and all options (whether or not currently exercisable) will vest or become exercisable, as applicable, at such time as determined by the CCGC in its sole discretion such that the executive officers will be able to participate in a change of control transaction, including by surrendering such RSUs or options, for consideration in the form of cash and/or securities, to be determined by the CCGC in its sole discretion.

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OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following table (presented in accordance with Form 51‑102F5 – Information Circular) sets forth all compensation plans under which equity securities of the Corporation are authorized for issuance as of the end of the most recently completed financial year.

Equity Compensation Plan Information

Plan Category	Number of securities	Weighted-average	Number of securities
	to be issued	exercise price of	remaining available for
	upon exercise of	outstanding options,	future issuance under
	outstanding options,	warrants and rights	equity compensation plans
	warrants and rights	(b)	(excluding securities
	(a)	(in C$)	reflected in column (a))
			(c)

Equity compensation plans approved by shareholders – 2018 Share Compensation Plan – RSUs	115,337	N/A	N/A

Equity compensation plans approved by shareholders – 2018 Share Compensation Plan – Options	1,015,409	$69.13	N/A

Total	1,130,746	N/A	4,823,486 (1)

Note

(1)	The weighted average term in respect of outstanding options is 7.01 years.

2018 Share Compensation Plan

Background:  The 2018 Share Compensation Plan was approved by shareholders at the annual and special meeting of shareholders held on May 9, 2018. The 2018 Share Compensation Plan amended and restated the Corporation’s 2010 Share Compensation plan approved by Shareholders in May 2010.

Plan Maximum and Common Shares Reserved for Issuance Under the 2018 Share Compensation Plan:  The 2018 Share Compensation Plan has a fixed maximum of 9,700,876 common shares, representing approximately 5.2% of the issued and outstanding common shares as of December 31, 2018.

Common Shares Available for Issuance Under the 2018 Share Compensation Plan:  An aggregate of 4,823,486 common shares remain available for issuance pursuant to future grants and an aggregate of 1,130,746 common shares remain available for issuance for outstanding awards granted under the 2018 Share Compensation Plan (being approximately 2.58% and 0.61%, respectively, of the issued and outstanding common shares as of December 31, 2018). Of the 1,130,746 common shares issuable for outstanding awards, 1,015,409 common shares are issuable upon exercise of options and 115,337 are issuable upon vesting of RSUs (being approximately 0.54% and 0.06%, respectively, of the issued and outstanding common shares as of December 31, 2018).

Annual Burn Rates: The Corporation’s annual burn rate under the 2018 Share Compensation Plan for each of the Corporation’s three most recently completed fiscal years are as follows:

Burn Rates under the 2018 Share Compensation Plan

	2016	2017	2018

Total number of annual awards granted under the 2018 Share Compensation Plan (1)	314,343	139,629	202,889

Weighted average number of common shares outstanding (2)	175,249,197	182,870,634	186,145,150

Burn rate	0.18%	0.08%	0.11%

Notes

(1)     Includes options, performance-based RSUs, time-based RSUs.

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(2)     Calculated in accordance with the CPA Canada Handbook: The weighted average number of common shares outstanding during the period is the number of common shares outstanding at the beginning of the applicable fiscal year, adjusted by the number of common shares bought back or issued during the applicable fiscal year multiplied by a time-weighting factor. The time-weighting factor is the number of days that the common shares are outstanding as a proportion of the total number of days in the applicable fiscal year.

Amendments to the 2018 Share Compensation Plan:  During the year ended December 31, 2018, no amendments were made to the 2018 Share Compensation Plan other than the amendments that were approved by shareholders at the annual and special meeting held on May 9, 2018.

2018 Share Compensation Plan Summary

The ensuing description is a summary of 2018 Share Compensation Plan.

Purpose: The stated purpose of the 2018 Share Compensation Plan is to advance the interests of the Corporation and its shareholders by: (a) ensuring that the interests of officers and employees are aligned with the success of the Corporation; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

Participants: Each officer and employee of the Corporation and its subsidiaries is eligible to participate in the 2018 Share Compensation Plan. Non-employee directors of the Corporation are not eligible to participate in the 2018 Share Compensation Plan in respect of RSUs. Under the 2018 Share Compensation Plan, non-employee directors of the Corporation are eligible to participate in respect of options, however, only on a limited basis consistent with the guidelines of certain governance rating agencies. See “Restriction on the Award of RSUs and Grant of Options” in this section below.

Administration:  The 2018 Share Compensation Plan is administered by the CCGC, which determines, from time to time, the eligibility of persons to participate in the 2018 Share Compensation Plan, when RSUs and options will be awarded or granted, the number of RSUs and options to be awarded or granted, the vesting criteria for each award of RSUs and grant of options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Restriction on the Award of RSUs and Grant of Options:  Certain restrictions on awards of RSUs and grants of options apply as follows: (a) the total number of common shares issuable to any one person under the 2018 Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (b) the number of common shares reserved for issuance under the 2018 Share Compensation Plan together with any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (c) the number of common shares issuable to insiders under the 2018 Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (d) the number of common shares issued to insiders under the 2018 Share Compensation Plan and any other share compensation arrangements within any one-year period cannot exceed 5% of the common shares then outstanding; and (e) the number of common shares issued to any one person within any one-year period cannot exceed 5% of the common shares then outstanding. In addition, consistent with the guidelines of certain governance rating agencies relating to participation of non-employee directors in option plans, the number of common shares reserved for issuance over the life of the 2018 Share Compensation Plan to non-employee directors pursuant to options under the 2018 Share Compensation Plan is limited to 1.00% of the common shares then issued and outstanding. Further, annual grants are limited to a grant value of C$100,000 per non-employee director per year based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

Restricted Share Units:

(a)

Mechanics for RSUs:  RSUs awarded to participants under the 2018 Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the 2018 Share Compensation Plan. Each RSU awarded conditionally entitles the holder thereof to the issuance of one common share upon achievement of the vesting criteria. It is currently anticipated that RSUs awarded under the 2018 Share Compensation Plan will be redeemed for common shares issued from treasury once the vesting criteria established by the CCGC at the time of the award have been satisfied. However, the Corporation will continue to retain the flexibility through the amendment provisions in the 2018 Share Compensation Plan to satisfy its obligation to issue common shares by purchasing common shares in the open market or by making a lump sum cash payment of equivalent value.

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(b)

Vesting:  The 2018 Share Compensation Plan provides that:  (i) at the time of the award of RSUs, the CCGC will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may include criteria such as performance-vesting; (iii) RSUs with time-vesting criteria will, at a minimum (i.e. as the least restrictive criteria), vest annually in equal thirds commencing on the first anniversary of the award date; and (iv) RSUs with performance-vesting criteria will, at a minimum (i.e. as the least restrictive criteria), vest on the first day after the first anniversary of the award date of such RSUs. Currently, the CCGC has determined that performance-based RSUs will, subject to the achievement of pre-determined performance objectives, vest on the first day after the third anniversary of the award date of such RSUs. It is the CCGC’s current intention that RSUs will be awarded with both time-based vesting provisions and performance-based vesting provisions as components of the Corporation’s long-term, at-risk, incentive compensation program.

Options:

(a)

Mechanics for Options:  Each option granted will entitle the holder thereof to the issuance of one common share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the 2018 Share Compensation Plan are exercisable for common shares issued from treasury once the vesting criteria established by the CCGC at the time of the grant have been satisfied. However, participants may also elect to exercise options pursuant to a broker-assisted cashless exercise, which provides for a full deduction of the number of underlying common shares from the 2018 Share Compensation Plan’s reserve. Specifically, the 2018 Share Compensation Plan has a cashless exercise feature in respect of options to facilitate the required tax and source deduction remittances. Under this feature, a participant may elect a cashless exercise in a notice of exercise of options if the common shares issuable on the exercise are to be immediately sold.

(b)

Vesting:  The 2018 Share Compensation Plan provides that at the time of the grant of options, the CCGC will determine the vesting criteria applicable to the granted options and that unless otherwise determined by the CCGC, options shall vest annually in equal thirds commencing on the first anniversary of the award date.

(c)

Exercise Price:  The CCGC will determine the exercise price and term/expiration date of each option, provided that the exercise price shall not be less than the fair market value (i.e. weighted average trading price for the last five trading days) on the date the option is granted and no option shall be exercisable after ten years from the date on which it is granted.

Termination, Retirement and Other Cessation of Employment:  A person participating in the 2018 Share Compensation Plan will cease to be eligible to participate in the following circumstances: (a) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (b) retirement; and (c) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, unless otherwise determined by the CCGC in its discretion, any unvested RSUs will be automatically forfeited and cancelled and any unvested options will be automatically cancelled, terminated and not available for exercise. Any vested options may be exercised only before the earlier of: (i) the termination of the option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all unvested RSUs must be forfeited and cancelled and all options are (whether or not then exercisable) automatically cancelled. If a person retires in accordance with the Corporation’s retirement policy at such time, the pro-rata portion of any unvested performance-based RSUs will not be forfeited or cancelled and instead shall vest after the retirement has occurred (as if it had not occurred), but only if the performance vesting criteria are met on the applicable measurement date.

Blackout Periods:  Under the 2018 Share Compensation Plan, should the vesting of an RSU fall, or the term of an option expire on a date that falls, within a blackout period or within nine business days following the expiration of a blackout period, the vesting or expiration dated, as applicable, will be automatically extended to the tenth business day after the end of the blackout period.

Change of Control:  The 2018 Share Compensation Plan provides that any unvested RSUs and any unvested options will vest at such time as determined by the CCGC such that RSU and option holders will be able to participate in a change of control transaction, including by surrendering such RSUs and options to the Corporation or a third party or exchanging such RSUs and options, for consideration in the form of cash and/or securities.

Transferability:  RSUs awarded and options granted under the 2018 Share Compensation Plan are non-transferable other than in accordance with the 2018 Share Compensation Plan.

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Amendment Provisions in the 2018 Share Compensation Plan:  The Board may amend the 2018 Share Compensation Plan or any RSU or option at any time without the consent of any participants under the 2018 Share Compensation Plan provided that such amendment shall:

(a)	not adversely alter or impair any RSU previously awarded or any option previously granted except as permitted by the adjustment provisions of the 2018 Share Compensation Plan;
(b)	be subject to any regulatory approvals including, where required, the approval of the TSX; and
(c)	be subject to shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments:
(i)

amendments of a “housekeeping nature”, including any amendment to the 2018 Share Compensation Plan or a RSU or option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the 2018 Share Compensation Plan or a RSU or option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)	amendments that are necessary for RSUs or options to qualify for favourable treatment under applicable tax laws;
(iii)	a change to the vesting provisions of any RSU or any option (including any alteration, extension or acceleration thereof);
(iv)

a change to the termination provisions of any option (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);

(v)

the introduction of features to the 2018 Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of participants under the 2018 Share Compensation Plan to such broker who would purchase common shares through the facilities of the TSX for such persons;

(vi)

the introduction of features to the 2018 Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, make lump sum cash payments to participants under the 2018 Share Compensation Plan;

(vii)

the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the 2018 Share Compensation Plan reserve (which amendment has been made in respect of options to facilitate the required tax and source deduction remittances); and

(viii)	change the application of adjustment and change of control sections.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the 2018 Share Compensation Plan would:

(a)

increase the fixed maximum number of common shares issuable under the 2018 Share Compensation Plan, other than by virtue of the adjustment provisions in the 2018 Share Compensation Plan, or change from a fixed maximum number of common shares to a fixed maximum percentage of issued and outstanding common shares;

(b)	increase the limits referred to in this section above under “Restriction on the Award of RSUs and Grant of Options”;
(c)	permit the award of RSUs to non-employee directors of the Corporation or a change in the limitations on grants of options to non-employee directors;
(d)	permit RSUs or options to be transferable or assignable other than for normal estate settlement purposes;
(e)	reduce the exercise price of any option (including any cancellation of an option for the purpose of reissuance of a new option at a lower exercise price to the same person);
(f)	extend the term of any option beyond the original term (except if such period is being extended by virtue of a blackout period); or

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(g)	amend the amendment provisions in the 2018 Share Compensation Plan.

Indebtedness of Directors and Officers

During the most recently completed financial year and as at the date hereof, no director, proposed nominee for election as a director, officer, employee or associate of any such persons has been or is indebted to the Corporation nor has the Corporation guaranteed any loans on behalf of any of these individuals.

Interest of Management and Others in Material Transactions

Management of the Corporation is not aware of a material interest, direct or indirect, of any director or officer of the Corporation, any director or officer of a body corporate that is itself an insider or subsidiary of the Corporation, any proposed nominee for election as a director of the Corporation, any principal shareholder, or any associate or affiliate of any such person, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Directors and Officers Liability Insurance

The Corporation maintains directors’ and officers’ liability insurance for the officers and directors of the Corporation which provides coverage in the amount of US$80 million in each policy year. The deductible amount on the policy is US$1 million and the total annual premium for the policy for 2019 is US$1 million, which excludes any commissions paid to brokers.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

The Canada Business Corporations Act, which governs the Corporation, sets out detailed requirements to be complied with for shareholder proposals and provides that they must be received by December 23, 2019 to be considered for inclusion in the management information circular and the form of proxy for the 2020 annual meeting of shareholders, which is expected to be held on or about May 6, 2020.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com. Financial information is provided in the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2018.

In addition, copies of the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2018 may be obtained upon request to the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

DIRECTORS’ APPROVAL

The directors of the Corporation have approved the contents and the sending of this Circular.

DATED as of March 20, 2019.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lloyd Hong”
Chief Legal Officer & Corporate Secretary

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SCHEDULE “A”

FRANCO-NEVADA CORPORATION

MANDATE OF THE BOARD OF DIRECTORS

1.           PURPOSE

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors (the “Board of Directors” or “Board”) of Franco-Nevada Corporation (“Franco-Nevada”). The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of Franco-Nevada with the highest standards of ethical conduct and in the best interests of Franco-Nevada.

2.           COMPOSITION

The Board of Directors shall be composed of between six and 12 individuals, the majority of whom will be Canadian residents. The Board shall be constituted with a majority of individuals who qualify as “independent” directors as defined in National Instrument 58‑101 – Disclosure of Corporate Governance Practices.

3.           RESPONSIBILITIES OF THE BOARD OF DIRECTORS

The Board of Directors is responsible for the stewardship of Franco-Nevada and in that regard shall be responsible for:

(a)

to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

(b)	enhancing the reputation, goodwill and image of Franco-Nevada;
(c)

adopting a strategic planning process and reviewing, on an annual basis, the strategic plan and business objectives of Franco-Nevada (taking into account, among other things, the opportunities and risks of Franco-Nevada’s business) that are presented by management;

(d)

the identification and review of the principal risks of Franco-Nevada’s business and ensuring, with the assistance of the audit and risk committee of the Board (the “Audit and Risk Committee”), the implementation of appropriate risk management systems;

(e)

ensuring, with the assistance of the compensation and corporate governance committee of the Board (the “Compensation and Corporate Governance Committee”), the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable laws, and that such compliance is reviewed periodically by the Compensation and Corporate Governance Committee;

(f)

assessing the performance of Franco-Nevada’s executive officers, monitoring succession plans and periodically monitoring the compensation levels of executive officers based on the determinations and recommendations made by the Compensation and Corporate Governance Committee;

(g)

ensuring internal control and management information systems are in place for Franco-Nevada, with the Audit and Risk Committee assessing the effectiveness of the internal control and management information systems through meetings held with the external auditors, as appropriate, and senior management and a review of reports prepared by senior management;

(h)	establishing the Audit and Risk Committee as a standing audit committee of the Board;
(i)

developing Franco-Nevada’s approach to corporate governance by establishing the Compensation and Corporate Governance Committee as a standing committee of the Board, including developing a set of corporate governance principles and guidelines that are specifically applicable to Franco-Nevada;

(j)

ensuring that Franco-Nevada has in place a communication policy which enables Franco-Nevada to effectively communicate with shareholders, other stakeholders and the public generally, and is reviewed at such intervals as the Board deems appropriate; and

(k)	establishing measures for receiving feedback from stakeholders.

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4.           EXPECTATIONS OF DIRECTORS

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)

Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.

(b)

Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board, the Chief Executive Officer and any other appropriate executive officer(s) of Franco-Nevada to ask questions and discuss agenda items prior to meetings.

(c)

Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of Franco-Nevada, including its financial statements, and the risks it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

(d)

Loyalty and Ethics. In their roles as directors, all directors owe a duty of loyalty to Franco-Nevada. This duty of loyalty mandates that the best interests of Franco-Nevada take precedence over any other interest possessed by a director. Directors are expected to conduct themselves in accordance with Franco-Nevada’s Code of Business Conduct and Ethics.

(e)

Other Directorships and Significant Activities. Franco-Nevada values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. No director should serve on the board of a competitor or of a regulatory body with oversight of Franco-Nevada. Each director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the director’s time and availability for his or her commitment to Franco-Nevada. Directors should advise the chair of the Compensation and Corporate Governance Committee and the Chief Executive Officer before accepting membership on other public company boards of directors or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director’s relationship to Franco-Nevada.

(f)

Contact with Management and Employees. All directors should be free to contact the Chief Executive Officer at any time to discuss any aspect of Franco-Nevada’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of Franco-Nevada. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer in meetings of the Board of Directors and committees, or in other formal or informal settings.

(g)

Speaking on Behalf of Franco-Nevada. It is important that Franco-Nevada speak to employees and outside constituencies with a single voice, and that management serve as the primary spokesperson. As a result, directors should ensure that they adhere to Franco-Nevada’s disclosure policy.

(h)

Confidentiality. The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

5.           MEASURES FOR RECEIVING SHAREHOLDER FEEDBACK

All publicly disseminated materials of Franco-Nevada shall provide for a mechanism for feedback from shareholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the Board of Directors on a semi-annual basis or at such other interval as they see fit. Specific procedures for permitting shareholder feedback and communication with the Board will be prescribed by Franco-Nevada’s disclosure policy approved by the Board.

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6.           MEETINGS

The Board of Directors will meet not less than four times per year:  three meetings to review quarterly results and one prior to the issuance of the annual financial results of Franco-Nevada.

7.           INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

8.           EXPECTATIONS OF MANAGEMENT OF FRANCO-NEVADA

Management shall be required to report to the Board of Directors at the request of the Board on the performance of Franco-Nevada, management’s concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects management to promptly report to the Chair of the Board any significant developments, changes, transactions or proposals respecting Franco-Nevada.

9.           ANNUAL EVALUATION

At least annually, the Board of Directors through the Compensation and Corporate Governance Committee shall, in a manner it determines to be appropriate:

(a)

conduct a review and evaluation of the performance of the Board and its members, its committees and their members, including the compliance of the Board with this mandate and of the committees with their respective charters; and

(b)	review and assess the adequacy of this mandate on an annual basis.

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